BMO Financial Group Reports First Quarter 2025 Results

REPORT TO SHAREHOLDERS

BMO’s First Quarter 2025 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2025 are available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights

First Quarter 2025 compared with First Quarter 2024:

•	Net income[1] of $2,138 million, compared with $1,292 million; adjusted net income[1] of $2,289 million, compared with $1,893 million

•	Reported earnings per share (EPS)[2] of $2.83, an increase from $1.73; adjusted EPS[1,2] of $3.04, an increase from $2.56

•	Provision for credit losses (PCL) of $1,011 million, compared with $627 million

•	Return on equity (ROE) of 10.6%, an increase from 7.2%; adjusted ROE[1] of 11.3%, an increase from 10.6%

•	Common Equity Tier 1 (CET1) Ratio[3] of 13.6%, compared with 12.8%

Adjusted1 results in the current quarter excluded the following items:

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax).

•	Amortization of acquisition-related intangible assets and any impairments of $79 million ($106 million pre-tax).

•	Acquisition and integration costs of $7 million ($10 million pre-tax).

•	Impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment partial reversal of $5 million ($7 million pre-tax).

Toronto, February 25, 2025 – BMO Financial Group (TSX:BMO) (NYSE:BMO) today announced financial results for the first quarter ended January 31, 2025. Reported net income was $2,138 million and EPS was $2.83, an increase from $1,292 million and $1.73 in the prior year. Adjusted net income was $2,289 million and adjusted EPS was $3.04, an increase from $1,893 million and $2.56 in the prior year.

“We delivered strong first quarter performance with broad-based revenue growth driving positive operating leverage in each of our operating groups. Provisions for credit losses declined from the prior quarter as expected, and we initiated our share buyback program,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“With the strength of our deep geographic and business diversification, we are well positioned to compete and grow in this dynamic operating environment. Our balance sheet is strong, and we’re serving our clients with robust capital and liquidity and business strategies aimed at providing trusted advice – just as we have for over 200 years throughout Canada and the United States,” concluded Mr. White.

Concurrent with the release of results, BMO announced a second quarter 2025 dividend of $1.59 per common share, an increase of $0.08 or 5% from the prior year, and unchanged from the prior quarter. The quarterly dividend of $1.59 per common share is equivalent to an annual dividend of $6.36 per common share. During the quarter, we purchased for cancellation 1.2 million common shares under the normal course issuer bid.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

BMO Financial Group First Quarter Report 2025 1

Enhanced Disclosure Task Force

Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in BMO’s 2024 Annual Report, the First Quarter 2025 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not and should not be considered incorporated by reference into our First Quarter 2025 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2024 Annual Report	Q1 2025
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	68-109	3	Index	Index
	2. Risk terminology, measures and key parameters	72-109, 117-119	30	-	-
	3. Top and emerging risks	68-70	5, 30	-	-
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	62	16	-	-
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	72-76	-	-	-
	6. Risk culture, risk appetite and procedures to support the culture	76	-	-	-
	7. Risks that arise from business models and activities	74-75	-	-	-
	8. Stress testing within the risk governance and capital frameworks	76	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	60-63	-	-	5-6, 15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	63-64	16-17	-	5-7, 17-18
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital	-	-	-	8
	12. Capital management and strategic planning	59, 65-66	-	-	-
	13. Risk-weighted assets (RWA) by operating group	64	-	-	16
	14. Analysis of capital requirements for each method used in calculating RWA	63-64, 77-80	-	-	16, 22-49, 55-67, 84-89
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	22-49, 51-67, 87-89
	16. Flow statement that reconciles movements in RWA by risk type	-	-	-	50, 83
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	103-104	-	-	90
Liquidity	18. Management of liquidity needs, and liquidity reserve held to meet those needs	91-97	34, 37	-	-
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	93	35	45	-
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	98-99	39-40	-	-
	21. Analysis of funding sources and funding strategy	94-95	35-36	-	-
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	89	32	-	-
	23. Significant trading and non-trading market risk factors	85-89	33	-	-
	24. Market risk model assumptions, validation procedures and back-testing	85-89,104	-	-	-
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	85-89	32-33	-	-
Credit Risk	26. Analysis of credit risk profile, exposure and concentration	77-84, 148-155	13, 50-54	25-42	16-81
	27. Policies to identify impaired loans and renegotiated loans	148-150, 155	-	-	-
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	83,151	13, 50-51	-	-
	29. Counterparty credit risk arising from derivative transactions	77-78, 84, 167-168	-	-	55-73
	30. Credit risk mitigation	77-78, 150, 159, 200-201	-	-	21, 51-52, 68
Other Risks	31. Discussion of other risks	72-74, 100-109	-	-	-
	32. Publicly known risk events involving material or potentially material loss events	100-109	-	-	-

2 BMO Financial Group First Quarter Report 2025

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at February 24, 2025 for the period ended January 31, 2025. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2025, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2024, and the 2024 annual MD&A, contained in Bank of Montreal’s 2024 Annual Report.

The 2024 annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website, together with other disclosure materials, including interim filings, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

Table of Contents

4	Caution Regarding Forward-Looking Statements
5	Economic Developments and Outlook
6	Financial Highlights
7	Non-GAAP and Other Financial Measures
11	Foreign Exchange
11	Net Income
12	Revenue
13	Total Provision for Credit Losses
13	Impaired Loans
14	Non-Interest Expense
14	Provision for Income Taxes
15	Balance Sheet
16	Capital Management
19	Review of Operating Groups’ Performance
	19	Personal and Commercial Banking (P&C)
	20	Canadian Personal and Commercial Banking (Canadian P&C)
	21	U.S. Personal and Commercial Banking (U.S. P&C)
	23	BMO Wealth Management
	24	BMO Capital Markets
	26	Corporate Services
27	Summary Quarterly Earnings Trends
28	Transactions with Related Parties
28	Off-Balance Sheet Arrangements

28	Accounting Policies and Critical Accounting Estimates and Judgments
	28	Allowance for Credit Losses
29	Disclosure for Global Systemically Important Banks (G-SIB)
30	Future Changes in Accounting Policies
30	Other Regulatory Developments
30	Risk Management
	30	Top and Emerging Risks That May Affect Future Results
	30	Real Estate Secured Lending
	31	International Exposures
	32	Market Risk
	33	Insurance Market Risk
	34	Liquidity and Funding Risk
	36	Credit Ratings
41	Glossary of Financial Terms
43	Interim Consolidated Financial Statements
	43	Consolidated Statement of Income
	44	Consolidated Statement of Comprehensive Income
	45	Consolidated Balance Sheet
	46	Consolidated Statement of Changes in Equity
	47	Consolidated Statement of Cash Flows
	48	Notes to Interim Consolidated Financial Statements
64	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2025, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2025, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group First Quarter Report 2025 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2025 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report, and the Risk Management section in our First Quarter 2025 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2024 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management - Update on General Economic Conditions and Trade Disputes section in our First Quarter 2025 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2024 Annual Report, as updated in the Allowance for Credit Losses section in our First Quarter 2025 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

4 BMO Financial Group First Quarter Report 2025

Economic Developments and Outlook (1)

Canada’s real gross domestic product (GDP) growth is expected to moderate slightly in the first calendar quarter of 2025 from an estimated annualized rate of 1.8% in the fourth quarter of 2024. The economy faces a material risk of punitive tariffs on exports to the United States that could take effect at the end of a 30-day grace period in early March 2025 and counter duties on imports. Assuming Canada avoids a trade war with the United States, real GDP growth is projected to improve to a rate of 1.7% in 2025 from an estimated 1.3% in 2024. Falling interest rates should support consumer spending and a recovery in housing market activity, despite the dampening effect of immigration restrictions and slower population growth. A temporary reduction in sales taxes and Ontario’s rebate cheques to taxpayers should also provide support early in the year. The unemployment rate has risen by almost one percentage point in the past year to 6.6% in January 2025, due to a rapidly expanding labour force and slowing employment growth. The unemployment rate is anticipated to rise to 6.9% in the months ahead, before falling modestly as economic growth improves and population growth slows. Easing labour shortages and lower gasoline prices helped to reduce Consumer Price Index inflation to a 1.9% year-over-year rate in January 2025 from a 2.9% rate in January 2024. With inflation near the 2% target, the Bank of Canada has lowered its key policy rate by 200 basis points since June 2024 and is expected to reduce it by an additional 50 basis points to 2.5% by July 2025. Alongside lower mortgage rates, new mortgage rules, largely intended to assist first-time home buyers, will support the housing market. Industry-wide growth in residential mortgage balances has improved recently to 4.1% year-over-year in December 2024 and is projected to increase gradually as housing market activity improves. Year-over-year growth in consumer credit (excluding mortgages) was 4.2% in December 2024, amid strong growth in credit card balances, and will likely remain close to this pace in 2025. Industry-wide growth in non-financial corporate credit balances was 1.8% year-over-year in December 2024, held back by trade policy uncertainty. The Canadian dollar will likely remain weak due to the lower interest rate environment in Canada relative to the United States. In the event widespread tariffs of up to 25% are imposed for a full year, together with retaliation duties, Canada’s economy would likely suffer a moderate recession, with the Bank of Canada likely to respond with lower interest rates resulting in a further weakening of the Canadian dollar. This risk will likely depress business investment growth for some time.

A broadening trade war would slow the U.S. economy though likely not pull it into a recession. Assuming a trade war is avoided, U.S. real GDP is expected to grow at a moderate rate in the first quarter of 2025, similar to the 2.3% annualized rate in the fourth quarter of 2024, supported by lower policy rates though held back by a strong U.S. dollar. Growth in U.S. real GDP in 2025 is expected to moderate to 2.4% from 2.8% in 2024, amid continued strength in consumer and business spending and possible reductions in personal income and corporate taxes, offset partly by the potential effects of trade protectionism, deportations of undocumented migrants, and reductions in federal government spending. While employment growth remains positive, the unemployment rate has increased moderately to 4.0% in January 2025 and is projected to rise slightly to 4.3% in 2025. The easing in labour market conditions has reduced pressure on inflation, resulting in year-over-year growth in the Consumer Price Index moderating to 3.0% in January 2025, though inflation remains somewhat elevated. After lowering its key lending rate by 100 basis points since September 2024, the Federal Reserve is projected to reduce the rate further by a cumulative 50 basis points in 2025. Housing market activity should improve modestly as current elevated mortgage rates decline. Growth in residential mortgage balances has slowed considerably to 2.0% year-over-year in January 2025 due to ongoing weakness in home sales, but will likely strengthen moderately in 2025 given anticipated declines in mortgage rates. Despite increased credit card use, year-over-year growth in consumer loan balances decelerated to 2.2% in January 2025, but is projected to pick up modestly in 2025 due to lower interest rates. Year-over-year growth in commercial, industrial and commercial real estate credit remains weak at 1.2% in January 2025 due to still elevated borrowing costs, stricter lending conditions and weakness in the office real estate market, though it is expected to improve modestly in 2025 in response to lower interest rates.

The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. The most immediate threat is from potential new tariffs imposed by the U.S. Federal Government on U.S. imports and retaliatory actions by trading partners. The Canadian economy and businesses face additional long-term risks in the event of an unsuccessful renegotiation of the Canada-United States-Mexico Trade Agreement by 2026. The wildfires in Los Angeles will temporarily slow growth in California before extensive rebuilding in the years ahead. Other risks include the continued conflict in Ukraine, possible renewed conflict in the Middle East, heightened tensions between the United States and China over trade relations and Taiwan, and ongoing diplomatic tensions between Canada and India.

Caution

This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

BMO Financial Group First Quarter Report 2025 5

Financial Highlights

TABLE 1
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024

Summary Income Statement (1)

Net interest income	5,398	5,438	4,721
Non-interest revenue	3,868	3,519	2,951
Revenue	9,266	8,957	7,672
Provision for credit losses on impaired loans	859	1,107	473
Provision for credit losses on performing loans	152	416	154
Total provision for credit losses (PCL)	1,011	1,523	627
Non-interest expense	5,427	4,427	5,389
Provision for income taxes	690	703	364
Net income	2,138	2,304	1,292
Net income attributable to non-controlling interest in subsidiaries	4	3	2
Dividends on preferred shares and distributions on other equity instruments	65	152	40
Net income available to common shareholders	2,069	2,149	1,250
Adjusted net income	2,289	1,542	1,893
Adjusted net income available to common shareholders	2,220	1,387	1,851

Common Share Data ($, except as noted) (1)

Basic earnings per share	2.84	2.95	1.73
Diluted earnings per share	2.83	2.94	1.73
Adjusted diluted earnings per share	3.04	1.90	2.56
Book value per share	109.46	104.40	96.88
Closing share price	143.88	126.88	126.64
Number of common shares outstanding (in millions)
End of period	728.8	729.5	725.5
Average basic	729.6	729.4	723.8
Average diluted	730.7	730.1	724.6
Market capitalization ($ billions)	104.9	92.6	91.9
Dividends declared per share	1.59	1.55	1.51
Dividend yield (%)	4.4	4.9	4.8
Dividend payout ratio (%)	56.1	52.6	87.4
Adjusted dividend payout ratio (%)	52.3	81.5	59.0

Financial Measures and Ratios (%) (1) (2)

Return on equity (ROE)	10.6	11.4	7.2
Adjusted return on equity	11.3	7.4	10.6
Return on tangible common equity (ROTCE)	14.4	15.6	10.3
Adjusted return on tangible common equity	14.9	9.7	14.3
Efficiency ratio	58.6	49.4	70.2
Adjusted efficiency ratio	56.3	58.3	60.9
Operating leverage	20.1	29.8	27.5
Adjusted operating leverage	8.9	2.4	(5.4)
Net interest margin on average earning assets	1.62	1.70	1.57
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.93	1.91	1.84
Effective tax rate	24.39	23.37	21.95
Adjusted effective tax rate	24.52	21.71	22.43
Total PCL-to-average net loans and acceptances	0.58	0.91	0.38
PCL on impaired loans-to-average net loans and acceptances	0.50	0.66	0.29

Balance Sheet and Other Information (as at, $ millions, except as noted)

Assets	1,468,093	1,409,647	1,324,762
Average earning assets	1,319,541	1,272,939	1,194,407
Gross loans and acceptances	694,027	682,731	652,932
Net loans and acceptances	689,235	678,375	649,176
Deposits	996,832	982,440	914,138
Common shareholders’ equity	79,772	76,163	70,292
Total risk weighted assets (3)	433,944	420,838	414,145
Assets under administration	830,137	770,584	724,527
Assets under management	450,617	422,701	360,325

Capital and Liquidity Measures (%) (3)

Common Equity Tier 1 Ratio	13.6	13.6	12.8
Tier 1 Capital Ratio	15.4	15.4	14.4
Total Capital Ratio	17.6	17.6	16.6
Leverage Ratio	4.4	4.4	4.2
TLAC Ratio	29.8	29.3	27.6
Liquidity Coverage Ratio (LCR)	128	132	129
Net Stable Funding Ratio (NSFR)	116	117	116

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.4514	1.3909	1.3404
Average Canadian/U.S. dollar	1.4303	1.3641	1.3392

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.

(2)	PCL, ROE and ROTCE ratios are presented on an annualized basis.
(3)

Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

6 BMO Financial Group First Quarter Report 2025

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Adjusting Items

Adjusted results in the current quarter, prior year and prior quarter excluded the following items:

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

•

Amortization of acquisition-related intangible assets and any impairments of $79 million ($106 million pre-tax) in Q1-2025, recorded in non-interest expense in the related operating group. Prior periods included $84 million ($112 million pre-tax) in Q1-2024 and $92 million ($124 million pre-tax) in Q4-2024.

•

Acquisition and integration costs of $7 million ($10 million pre-tax) in Q1-2025, recorded in non-interest expense in the related operating group. Prior periods included $57 million ($76 million pre-tax) in Q1-2024 and $27 million ($35 million pre-tax) in Q4-2024.

•

Impact of a U.S. Federal Deposit Insurance Corporate (FDIC) special assessment partial reversal of $5 million ($7 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services. Prior periods included a $313 million ($417 million pre-tax) expense in Q1-2024, and an $11 million ($14 million pre-tax) partial reversal of non-interest expense in Q4-2024.

•

The impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Prior periods included $11 million ($15 million pre-tax) in Q1-2024, comprising interest expense of $14 million and non-interest expense of $1 million, and Q4-2024 included the reversal of a fiscal 2022 legal provision, including accrued interest of $870 million ($1,183 million pre-tax), comprising a reversal of interest expense of $589 million and a reversal of non-interest expense of $594 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

•

Net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue in Corporate Services in Q1-2024.

Adjusting items in aggregate decreased net income by $151 million in the current quarter, compared with a decrease of $601 million in the prior year and an increase of $762 million in the prior quarter.

BMO Financial Group First Quarter Report 2025 7

Non-GAAP and Other Financial Measures (1)

TABLE 2
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024

Reported Results

Net interest income	5,398	5,438	4,721
Non-interest revenue	3,868	3,519	2,951
Revenue	9,266	8,957	7,672
Provision for credit losses	(1,011)	(1,523)	(627)
Non-interest expense	(5,427)	(4,427)	(5,389)
Income before income taxes	2,828	3,007	1,656
Provision for income taxes	(690)	(703)	(364)
Net income	2,138	2,304	1,292
Dividends on preferred shares and distributions on other equity instruments	65	152	40
Net income attributable to non-controlling interest in subsidiaries	4	3	2
Net income available to common shareholders	2,069	2,149	1,250
Diluted EPS ($)	2.83	2.94	1.73

Adjusting Items Impacting Revenue (Pre-tax)
Legal provision/reversal (including related interest expense and legal fees)	-	589	(14)
Impact of loan portfolio sale	-	-	(164)
Impact of adjusting items on revenue (pre-tax)	-	589	(178)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs	(10)	(35)	(76)
Amortization of acquisition-related intangible assets	(106)	(124)	(112)
Legal provision/reversal (including related interest expense and legal fees)	-	594	(1)
FDIC special assessment	7	14	(417)
Impact of alignment of accounting policies	(96)	-	-
Impact of adjusting items on non-interest expense (pre-tax)	(205)	449	(606)
Impact of adjusting items on reported net income (pre-tax)	(205)	1,038	(784)

Adjusting Items Impacting Revenue (After-tax)
Legal provision/reversal (including related interest expense and legal fees)	-	433	(10)
Impact of loan portfolio sale	-	-	(136)
Impact of adjusting items on revenue (after-tax)	-	433	(146)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs	(7)	(27)	(57)
Amortization of acquisition-related intangible assets	(79)	(92)	(84)
Legal provision/reversal (including related interest expense and legal fees)	-	437	(1)
FDIC special assessment	5	11	(313)
Impact of alignment of accounting policies	(70)	-	-
Impact of adjusting items on non-interest expense (after-tax)	(151)	329	(455)
Impact of adjusting items on reported net income (after-tax)	(151)	762	(601)
Impact on diluted EPS ($)	(0.21)	1.04	(0.83)

Adjusted Results

Net interest income	5,398	4,849	4,735
Non-interest revenue	3,868	3,519	3,115
Revenue	9,266	8,368	7,850
Provision for credit losses	(1,011)	(1,523)	(627)
Non-interest expense	(5,222)	(4,876)	(4,783)
Income before income taxes	3,033	1,969	2,440
Provision for income taxes	(744)	(427)	(547)
Net income	2,289	1,542	1,893
Net income available to common shareholders	2,220	1,387	1,851
Diluted EPS ($)	3.04	1.90	2.56

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.

8 BMO Financial Group First Quarter Report 2025

Summary of Reported and Adjusted Results by Operating Segment

TABLE 3
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q1-2025

Reported net income (loss)	894	580	1,474	369	587	(292)	2,138	639

Dividends on preferred shares and distributions on other equity instruments	12	15	27	2	10	26	65	3

Net income attributable to non-controlling interest in subsidiaries	-	-	-	-	-	4	4	-
Net income available to common shareholders	882	565	1,447	367	577	(322)	2,069	636
Acquisition and integration costs (2)	-	-	-	-	-	7	7	5
Amortization of acquisition-related intangible assets	3	70	73	2	4	-	79	52
Impact of FDIC special assessment	-	-	-	-	-	(5)	(5)	(4)
Impact of alignment of accounting policies	-	-	-	-	-	70	70	25
Adjusted net income (loss) (3)	897	650	1,547	371	591	(220)	2,289	717
Adjusted net income available to common shareholders	885	635	1,520	369	581	(250)	2,220	714

Q4-2024

Reported net income (loss)	750	256	1,006	326	251	721	2,304	930
Dividends on preferred shares and distributions on other equity instruments	11	14	25	2	10	115	152	5
Net income attributable to non-controlling interest in subsidiaries	-	1	1	-	-	2	3	-
Net income available to common shareholders	739	241	980	324	241	604	2,149	925
Acquisition and integration costs (2)	12	-	12	-	2	13	27	9
Amortization of acquisition-related intangible assets	3	70	73	2	17	-	92	54
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	(870)	(870)	(643)
Impact of FDIC special assessment	-	-	-	-	-	(11)	(11)	(8)
Adjusted net income (loss) (3)	765	326	1,091	328	270	(147)	1,542	342
Adjusted net income available to common shareholders	754	311	1,065	326	260	(264)	1,387	337

Q1-2024

Reported net income (loss)	921	560	1,481	240	393	(822)	1,292	184
Dividends on preferred shares and distributions on other equity instruments	10	13	23	2	9	6	40	5
Net income attributable to non-controlling interest in subsidiaries	-	-	-	-	-	2	2	4
Net income available to common shareholders	911	547	1,458	238	384	(830)	1,250	175
Acquisition and integration costs (2)	1	-	1	-	10	46	57	39
Amortization of acquisition-related intangible assets	3	75	78	1	5	-	84	59
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	11	11	8
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	313	313	231

Adjusted net income (loss) (3)	925	635	1,560	241	408	(316)	1,893	623
Adjusted net income available to common shareholders	915	622	1,537	239	399	(324)	1,851	614

(1)	U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)

Acquisition and integration costs are recorded in non-interest expense in the related operating groups. Expenses related to the acquisition of Bank of the West were recorded in Corporate Services; expenses related to the acquisition of Clearpool and Radicle were recorded in BMO Capital Markets; and expenses related to the acquisition of AIR MILES were recorded in Canadian P&C.

(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

BMO Financial Group First Quarter Report 2025 9

Return on Equity and Return on Tangible Common Equity

TABLE 4
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
Reported net income	2,138	2,304	1,292
Net income attributable to non-controlling interest in subsidiaries	4	3	2
Net income attributable to bank shareholders	2,134	2,301	1,290
Dividends on preferred shares and distributions on other equity instruments	65	152	40
Net income available to common shareholders (A)	2,069	2,149	1,250
After-tax amortization of acquisition-related intangible assets	79	92	84
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	2,148	2,241	1,334
After-tax impact of other adjusting items (1)	72	(854)	517
Adjusted net income available to common shareholders (C)	2,220	1,387	1,851
Average common shareholders’ equity (D)	77,693	74,992	69,391
Goodwill	(17,209)	(16,435)	(16,158)
Acquisition-related intangible assets	(2,514)	(2,512)	(2,745)
Net of related deferred tax liabilities	1,011	934	1,007
Average tangible common equity (E)	58,981	56,979	51,494
Return on equity (%) (= A/D) (2)	10.6	11.4	7.2
Adjusted return on equity (%) (= C/D) (2)	11.3	7.4	10.6
Return on tangible common equity (%) (= B/E) (2)	14.4	15.6	10.3
Adjusted return on tangible common equity (%) (= C/E) (2)	14.9	9.7	14.3

(1)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

Return on Equity by Operating Segment (1)

TABLE 5
	Q1-2025
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income available to common shareholders	882	565	1,447	367	577	(322)	2,069	636
Total average common equity	16,515	36,068	52,583	5,009	13,555	6,546	77,693	32,650
Return on equity (%)	21.2	6.2	10.9	29.0	16.9	na	10.6	7.7

Adjusted (3)

Net income (loss) available to common shareholders	885	635	1,520	369	581	(250)	2,220	714
Total average common equity	16,515	36,068	52,583	5,009	13,555	6,546	77,693	32,650
Return on equity (%)	21.3	7.0	11.5	29.2	17.0	na	11.3	8.6

	Q4-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income (loss) available to common shareholders	739	241	980	324	241	604	2,149	925
Total average common equity	16,237	33,311	49,548	4,841	13,242	7,361	74,992	31,818
Return on equity (%)	18.1	2.9	7.9	26.6	7.3	na	11.4	11.5

Adjusted (3)

Net income (loss) available to common shareholders	754	311	1,065	326	260	(264)	1,387	337
Total average common equity	16,237	33,311	49,548	4,841	13,242	7,361	74,992	31,818
Return on equity (%)	18.5	3.8	8.6	26.8	7.8	na	7.4	4.2

	Q1-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income (loss) available to common shareholders	911	547	1,458	238	384	(830)	1,250	175
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	22.8	6.5	11.8	20.3	11.6	na	7.2	2.2

Adjusted (3)

Net income (loss) available to common shareholders	915	622	1,537	239	399	(324)	1,851	614
Total average common equity	15,847	33,246	49,093	4,679	13,202	2,417	69,391	32,059
Return on equity (%)	23.0	7.4	12.4	20.4	12.0	na	10.6	7.6

(1)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, with unallocated capital reported in Corporate Services. Capital allocation methodologies are reviewed at least annually. For further information, refer to the How BMO Reports Operating Group Results section. Return on equity ratios are presented on an annualized basis.

(2)	U.S. segment comprises reported and adjusted results and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

 na – not applicable

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

10 BMO Financial Group First Quarter Report 2025

Foreign Exchange

TABLE 6
	Q1-2025
(Canadian $ in millions, except as noted)	vs. Q1-2024	vs. Q4-2024
Canadian/U.S. dollar exchange rate (average)
Current period	1.4303	1.4303
Prior period	1.3392	1.3641

Effects on U.S. segment reported results

Increased (Decreased) net interest income	152	136
Increased (Decreased) non-interest revenue	77	65
Increased (Decreased) total revenue	229	201
Decreased (Increased) provision for credit losses	(21)	(43)
Decreased (Increased) non-interest expense	(189)	(80)
Decreased (Increased) provision for income taxes	(2)	(16)
Increased (Decreased) net income	17	62
Impact on earnings per share ($)	0.02	0.08

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	153	107
Increased (Decreased) non-interest revenue	88	65
Increased (Decreased) total revenue	241	172
Decreased (Increased) provision for credit losses	(21)	(43)
Decreased (Increased) non-interest expense	(149)	(104)
Decreased (Increased) provision for income taxes	(14)	(2)
Increased (Decreased) net income	57	23
Impact on earnings per share ($)	0.08	0.03

 Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results. Our U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased in the first quarter of fiscal 2025, relative to both the first quarter and the fourth quarter of fiscal 2024, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2025 and fiscal 2024. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q1 2025 vs. Q1 2024

Reported net income was $2,138 million, an increase of $846 million or 65% from the prior year, and adjusted net income was $2,289 million, an increase of $396 million or 21%. The impact of the stronger U.S. dollar increased net income by 2% on a reported basis and 4% on an adjusted basis. Reported earnings per share (EPS) was $2.83, an increase of $1.10 from the prior year, and adjusted EPS was $3.04, an increase of $0.48.

The increase in reported net income reflected the impact of the FDIC special assessment and net accounting loss on the sale of a portfolio of recreational vehicle loans in the prior year, as well as lower acquisition and integration costs, partially offset by the impact of aligning accounting policies for employee vacation across legal entities in the current year.

The increase in adjusted net income reflected higher revenue, partially offset by higher expenses and a higher provision for credit losses. Reported and adjusted net income increased in BMO Capital Markets and BMO Wealth Management, and decreased in Canadian P&C. Reported and adjusted net income increased in U.S. P&C due to the impact of the stronger U.S. dollar, and decreased on a source currency basis. Corporate Services recorded a lower net loss on both a reported and an adjusted basis.

Q1 2025 vs. Q4 2024

Reported net income decreased $166 million or 7% from the prior quarter, and adjusted net income increased $747 million or 48%. The impact of the stronger U.S. dollar increased net income by 2% on both a reported basis and an adjusted basis. Reported EPS decreased $0.11 from the prior quarter, and adjusted EPS increased $1.14.

Reported net income decreased, primarily due to the reversal of the fiscal 2022 legal provision in the prior quarter. The increase in adjusted net income reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. On a reported basis, Corporate Services recorded a net loss, compared with net income in the prior quarter, and a higher net loss on an adjusted basis.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Net Income section.

BMO Financial Group First Quarter Report 2025 11

Revenue

Q1 2025 vs. Q1 2024

Reported and adjusted revenue was $9,266 million. Reported revenue increased $1,594 million or 21% from the prior year, and adjusted revenue increased $1,416 million or 18%. The impact of the stronger U.S. dollar increased revenue by 3% on a reported basis and 4% on an adjusted basis. The increase in reported and adjusted revenue was driven by higher net interest income and non-interest revenue, with increases across all operating segments and Corporate Services.

Reported and adjusted net interest income was $5,398 million, an increase of $677 million or 14% from the prior year on a reported basis and an increase of $663 million or 14% on an adjusted basis, primarily due to higher net interest income in Canadian P&C and BMO Capital Markets, and the impact of the stronger U.S. dollar. Trading-related net interest income was $270 million, an increase of $142 million from the prior year.

BMO’s overall reported net interest margin of 1.62% increased 5 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, trading and insurance assets, was 1.93%, an increase of 9 basis points from the prior year, primarily due to higher margins in Canadian P&C and BMO Capital Markets, and higher net interest income in Corporate Services.

Reported and adjusted non-interest revenue was $3,868 million, an increase of $917 million or 31% from the prior year on a reported basis, and an increase of $753 million or 24% on an adjusted basis. Reported results included the net accounting loss on the sale of a portfolio of recreational vehicle loans in the prior year. Adjusted non-interest revenue increased across most categories, with higher trading revenue, investment management and custodial fee revenue, insurance-related revenue, mutual fund fee revenue, securities gains, other than trading, as well as the impact of treasury-related activities in Corporate Services in the prior year and the impact of the stronger U.S. dollar.

Q1 2025 vs. Q4 2024

Reported revenue increased $309 million or 3% from the prior quarter, and adjusted revenue increased $898 million or 11%. The impact of the stronger U.S. dollar increased reported and adjusted revenue by 2%.

Reported net interest income decreased $40 million or 1% from the prior quarter, primarily driven by the reversal of accrued interest on the fiscal 2022 legal provision in the prior quarter. On an adjusted basis, net interest income increased $549 million or 11%, driven by higher trading net interest income in BMO Capital Markets and higher net interest income in our P&C businesses, as well as the impact of the stronger U.S. dollar. Trading-related net interest income increased $325 million from the prior quarter.

BMO’s overall reported net interest margin decreased 8 basis points from the prior quarter. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets, increased 2 basis points, primarily due to higher margins in our P&C businesses, partially offset by higher low-yielding assets in Corporate Services and lower margins in BMO Capital Markets.

Reported and adjusted non-interest revenue increased $349 million or 10% from the prior quarter, with increases across most categories, including higher trading revenue, insurance-related revenue, investment management and custodial fee revenue, underwriting and advisory fee revenue, card fee revenue and mutual fund fee revenue, as well as the impact of the stronger U.S. dollar.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Revenue section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

TABLE 7
	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024	Q1-2025	Q4-2024	Q1-2024	Q1-2025	Q4-2024	Q1-2024
Canadian P&C	2,385	2,304	2,141	339,325	334,612	307,501	279	274	277
U.S. P&C	2,205	2,054	2,058	227,215	216,463	212,331	385	378	386
Personal and Commercial Banking (P&C)	4,590	4,358	4,199	566,540	551,075	519,832	321	315	321
All other operating groups and Corporate Services	808	1,080	522	753,001	721,864	674,575	na	na	na
Total reported	5,398	5,438	4,721	1,319,541	1,272,939	1,194,407	162	170	157
Total adjusted	5,398	4,849	4,735	1,319,541	1,272,939	1,194,407	162	152	158
Trading net interest income, trading and insurance assets	270	(55)	128	263,968	249,129	199,919	na	na	na
Total reported, excluding trading and insurance	5,128	5,493	4,593	1,055,573	1,023,810	994,488	193	213	184
Total adjusted, excluding trading and insurance	5,128	4,904	4,607	1,055,573	1,023,810	994,488	193	191	184
U.S. P&C (US$ in millions)	1,541	1,506	1,537	158,863	158,683	158,552	385	378	386

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section in BMO’s 2024 Annual MD&A.

(3)

Average earning assets represents the daily average balance of interest-bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreement, securities and loans over the period.

 na – not applicable

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

12 BMO Financial Group First Quarter Report 2025

Total Provision for Credit Losses

TABLE 8
(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q1-2025

Provision for credit losses on impaired loans	491	312	803	1	35	20	859
Provision for (recovery of) credit losses on performing loans	51	102	153	(1)	11	(11)	152
Total provision for credit losses	542	414	956	-	46	9	1,011
Total PCL-to-average net loans and acceptances (%) (1)	0.64	0.76	0.69	-	0.21	nm	0.58
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.58	0.58	0.01	0.16	nm	0.50

Q4-2024

Provision for credit losses on impaired loans	440	435	875	16	203	13	1,107
Provision for (recovery of) credit losses on performing loans	138	263	401	18	8	(11)	416
Total provision for credit losses	578	698	1,276	34	211	2	1,523
Total PCL-to-average net loans and acceptances (%) (1)	0.69	1.36	0.95	0.31	1.02	nm	0.91
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.53	0.85	0.65	0.14	0.99	nm	0.66

Q1-2024

Provision for credit losses on impaired loans	238	183	421	3	11	38	473
Provision for (recovery of) credit losses on performing loans	57	107	164	10	(33)	13	154
Total provision for (recovery of) credit losses	295	290	585	13	(22)	51	627
Total PCL-to-average net loans and acceptances (%) (1)	0.37	0.57	0.45	0.12	(0.10)	nm	0.38
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.30	0.36	0.32	0.02	0.06	nm	0.29

(1)	PCL ratios are presented on an annualized basis.

 nm – not meaningful

Q1 2025 vs. Q1 2024

Total provision for credit losses was $1,011 million, compared with a provision of $627 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 58 basis points, compared with 38 basis points in the prior year. The provision for credit losses on impaired loans was $859 million, an increase of $386 million, primarily due to higher provisions in Commercial Banking and Canadian unsecured consumer lending. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 50 basis points, compared with 29 basis points. There was a $152 million provision for credit losses on performing loans, compared with a $154 million provision in the prior year. The provision for credit losses on performing loans in the current quarter was largely driven by the impact of the uncertain economic environment, including potential tariffs, on future credit conditions, and portfolio credit migration, partially offset by lower balances in certain portfolios.

Q1 2025 vs. Q4 2024

Total provision for credit losses decreased $512 million from the prior quarter. The provision for credit losses on impaired loans decreased $248 million, primarily due to lower provisions in BMO Capital Markets and U.S. Commercial Banking, partially offset by higher provisions in Canadian unsecured consumer lending. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 50 basis points, compared with 66 basis points. There was a $152 million provision for credit losses on performing loans, compared with a $416 million provision in the prior quarter.

Impaired Loans

TABLE 9
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
GIL, beginning of period	5,843	6,041	3,960
Classified as impaired during the period	2,373	2,218	1,366
Purchased credit impaired during the period	-	-	-
Transferred to not impaired during the period	(364)	(290)	(264)
Net repayments	(616)	(890)	(322)
Amounts written-off	(424)	(1,217)	(381)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	(2)	(49)	(21)
Foreign exchange and other movements	144	30	(79)
GIL, end of period	6,954	5,843	4,259
GIL to gross loans and acceptances (%)	1.00	0.86	0.65

Total gross impaired loans and acceptances (GIL) were $6,954 million, an increase from $5,843 million in the prior quarter, primarily due to higher impaired loans in U.S. Commercial Banking across several sectors, including manufacturing and commercial real estate, as well as the impact of the stronger U.S. dollar. GIL as a percentage of gross loans and acceptances increased to 1.00% from 0.86% in the prior quarter.

Loans classified as impaired during the quarter were $2,373 million, an increase from $2,218 million in the prior quarter, reflecting higher impaired loan formations in consumer lending and business and government lending.

Factors contributing to the change in GIL are outlined in the table above.

BMO Financial Group First Quarter Report 2025 13

Non-Interest Expense

Q1 2025 vs. Q1 2024

Reported non-interest expense was $5,427 million, an increase of $38 million or 1% from the prior year, and adjusted non-interest expense was $5,222 million, an increase of $439 million or 9%. The impact of the stronger U.S. dollar increased non-interest expense by 3% on both a reported and an adjusted basis.

Reported results reflected the impact of the FDIC special assessment in the prior year and lower acquisition and integration costs, partially offset by the impact of aligning accounting policies for employee vacation across legal entities. Adjusted non-interest expense increased, primarily due to higher employee-related expenses, including performance-based compensation, the impact of the consolidation of certain retirement benefit plans in the prior year, higher computer and equipment costs, and the impact of the stronger U.S. dollar.

Reported efficiency ratio was 58.6%, compared with 70.2% in the prior year, and adjusted efficiency ratio was 56.3%, compared with 60.9%. Reported operating leverage was positive 20.1% and adjusted operating leverage was positive 8.9%.

Q1 2025 vs. Q4 2024

Reported non-interest expense increased $1,000 million or 23% from the prior quarter, and adjusted non-interest expense increased $346 million or 7%. The impact of the stronger U.S. dollar increased non-interest expense by 2% on both a reported basis and an adjusted basis.

The increase in reported results reflected the reversal of the fiscal 2022 legal provision in the prior quarter and the impact of aligning accounting policies in the current quarter. The increase in adjusted non-interest expense was primarily due to higher employee-related expenses, including stock-based compensation and seasonal benefits that are expensed in the first quarter of each year, and the impact of the stronger U.S. dollar, partially offset by lower advertising costs, professional fees and association, clearing and annual regulator fees.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Non-Interest Expense section.

Provision for Income Taxes

The reported provision for income taxes was $690 million, an increase of $326 million from the prior year, and a decrease of $13 million from the prior quarter. The reported effective tax rate was 24.4%, compared with 22.0% in the prior year and 23.4% in the prior quarter. The adjusted provision for income taxes was $744 million, an increase of $197 million from the prior year and $317 million from the prior quarter. The adjusted effective tax rate was 24.5%, compared with 22.4% in the prior year and 21.7% in the prior quarter.

The change in the reported effective tax rate relative to the prior year, was primarily due to the impact of lower income in the prior year. The change relative to the prior quarter was primarily due to changes in earnings mix and the impact of the Global Minimum Tax (GMT) Act in the current quarter. The change in the adjusted effective tax rate relative to the prior year and prior quarter was primarily due to the impact of lower income in both the prior year and prior quarter, changes in earnings mix and the impact of the GMT Act. For further information on the GMT Act, refer to the Other Regulatory Developments section and Note 11 of the unaudited interim consolidated financial statements.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Provision for Income Taxes section.

14 BMO Financial Group First Quarter Report 2025

Balance Sheet

TABLE 10
(Canadian $ in millions)	As at January 31, 2025	As at October 31, 2024

Assets

Cash and cash equivalents and interest bearing deposits with banks	79,799	68,738
Securities	411,068	396,880
Securities borrowed or purchased under resale agreements	110,632	110,907
Net loans and acceptances	689,235	678,375
Derivative instruments	52,513	47,253
Other assets	124,846	107,494
Total assets	1,468,093	1,409,647

Liabilities and Equity

Deposits	996,832	982,440
Derivative instruments	66,353	58,303
Securities lent or sold under repurchase agreements	122,585	110,791
Other liabilities	186,169	165,450
Subordinated debt	8,554	8,377
Equity	87,559	84,250
Non-controlling interest in subsidiaries	41	36
Total liabilities and equity	1,468,093	1,409,647

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total assets were $1,468.1 billion as at January 31, 2025, an increase of $58.4 billion from October 31, 2024. The impact of the stronger U.S. dollar increased assets by $32.2 billion, excluding the impact on derivative assets.

Cash and cash equivalents and interest bearing deposits with banks increased $11.1 billion, primarily due to higher balances held with central banks and the impact of the stronger U.S. dollar.

Securities increased $14.2 billion, primarily due to the impact of the stronger U.S. dollar and higher levels of client activity in BMO Capital Markets, partially offset by lower balances in Corporate Services.

Securities borrowed or purchased under resale agreements decreased $0.3 billion, due to lower levels of client activity in BMO Capital Markets, partially offset by the impact of the stronger U.S. dollar.

Net loans and acceptances increased $10.9 billion. Business and government loans and acceptances increased $7.8 billion, primarily due to the impact of the stronger U.S. dollar, with growth in Canadian P&C more than offset by lower balances in BMO Capital Markets and U.S. P&C. Residential mortgages increased $3.2 billion, driven by growth in our P&C businesses and the impact of the stronger U.S. dollar.

Derivative assets increased $5.3 billion, driven by an increase in the fair value of foreign exchange and interest rate contracts.

Other assets increased $17.4 billion, primarily in BMO Capital Markets, due to changes in the balance of unsettled securities transactions and higher cash collateral balances posted with counterparties and the impact of the stronger U.S. dollar.

Liabilities increased $55.1 billion from October 31, 2024. The impact of the stronger U.S. dollar increased liabilities by $29.4 billion, excluding the impact on derivative liabilities.

Deposits increased $14.4 billion. Customer deposits increased $11.0 billion, primarily due to the impact of the stronger U.S. dollar, with growth in BMO Capital Markets and BMO Wealth Management more than offset by lower commercial deposits in our P&C businesses. Other deposits increased $3.4 billion, due to the impact of the stronger U.S. dollar, partially offset by lower wholesale funding in Corporate Services and lower balances in Global Markets.

Derivative liabilities increased $8.0 billion, driven by an increase in the fair value of foreign exchange and interest rate contracts, partially offset by a decrease in the fair value of equity contracts.

Securities lent or sold under repurchase agreements increased $11.8 billion, due to higher levels of client activity in BMO Capital Markets and the impact of the stronger U.S. dollar.

Other liabilities increased $20.7 billion, primarily in BMO Capital Markets, due to an increase in securities sold but not yet purchased, higher securitization liabilities, changes in the balance of unsettled securities transactions and the impact of the stronger U.S. dollar, partially offset by lower balances in Corporate Services.

Subordinated debt was relatively unchanged, compared with October 31, 2024.

Equity increased $3.3 billion from October 31, 2024. Accumulated other comprehensive income increased $2.8 billion, primarily due to the impact of the stronger U.S. dollar on the translation of net foreign operations and a decline in the accumulated other comprehensive loss on cash flow hedges. Retained earnings increased $0.8 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments and the repurchase of common shares for cancellation under the normal course issuer bid. Preferred shares and other equity instruments decreased $0.3 billion, due to the redemption of our Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC).

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

BMO Financial Group First Quarter Report 2025 15

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report.

First Quarter 2025 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.6% as at January 31, 2025, relatively unchanged from the fourth quarter of 2024, as internal capital generation was largely offset by higher source currency risk-weighted assets (RWA) and the impact of the repurchase of common shares for cancellation under BMO’s normal course issuer bid.

CET1 Capital was $59.2 billion as at January 31, 2025, an increase from $57.1 billion as at October 31, 2024, driven by the impact of foreign exchange movements and internal capital generation, partially offset by the impact of the share repurchases.

RWA were $433.9 billion as at January 31, 2025, an increase from $420.8 billion as at October 31, 2024. RWA increased, primarily due to the impact of foreign exchange movements, changes in asset quality, an increase in asset size and higher market risk.

In calculating regulatory capital ratios, total RWA must be increased when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at January 31, 2025, unchanged from October 31, 2024.

The bank’s Tier 1 and Total Capital Ratios were 15.4% and 17.6%, respectively, as at January 31, 2025, unchanged from October 31, 2024, due to the same factors impacting the CET1 ratio.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios.

Our Leverage Ratio was 4.4% as at January 31, 2025, relatively unchanged from the fourth quarter of 2024, as higher Tier 1 Capital was offset by higher leverage exposures.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 29.8% and 8.5%, respectively, as at January 31, 2025, compared with 29.3% and 8.3%, respectively, as at October 31, 2024.

Regulatory Capital Developments

On February 12, 2025, OSFI announced the deferral of increases to the capital floor adjustment factor, currently at 67.5%, until further notice. Banks will be notified at least two years prior to increases in the capital floor adjustment factor being resumed.

On December 17, 2024, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 3.5%.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report for discussion of regulatory developments.

Regulatory Capital, Leverage and Total Loss Absorbing Capacity

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

TABLE 11
(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at January 31, 2025
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.5%	11.5%	13.6%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.5%	13.0%	15.4%
Total Capital Ratio	8.0%	3.5%	na	3.5%	15.0%	17.6%
TLAC Ratio	21.5%	na	na	3.5%	25.0%	29.8%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.4%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.5%

(1)

The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the quarter). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a DSB against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

 na – not applicable

16 BMO Financial Group First Quarter Report 2025

Regulatory Capital and TLAC Position

TABLE 12
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
Gross common equity (1)	79,772	76,163	70,292
Regulatory adjustments applied to common equity	(20,575)	(19,109)	(17,432)
Common Equity Tier 1 Capital (CET1)	59,197	57,054	52,860
Additional Tier 1 Eligible Capital (2)	7,787	7,787	6,958
Regulatory adjustments applied to Tier 1 Capital	(135)	(106)	(97)
Additional Tier 1 Capital (AT1)	7,652	7,681	6,861
Tier 1 Capital (T1 = CET1 + AT1)	66,849	64,735	59,721
Tier 2 Eligible Capital (3)	9,494	9,184	8,898
Regulatory adjustments applied to Tier 2 Capital	(3)	(8)	(53)
Tier 2 Capital (T2)	9,491	9,176	8,845
Total Capital (TC = T1 + T2)	76,340	73,911	68,566
Other TLAC instruments (4)	53,148	49,465	45,849
Adjustments applied to Other TLAC	(113)	(88)	(153)
Other TLAC available after adjustments	53,035	49,377	45,696
TLAC	129,375	123,288	114,262
Risk-Weighted Assets (5)	433,944	420,838	414,145
Leverage Ratio Exposures	1,529,299	1,484,962	1,406,555
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	13.6	13.6	12.8
Tier 1 Capital Ratio	15.4	15.4	14.4
Total Capital Ratio	17.6	17.6	16.6
TLAC Ratio	29.8	29.3	27.6
Leverage Ratio	4.4	4.4	4.2
TLAC Leverage Ratio	8.5	8.3	8.1

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

Outstanding Shares and Securities Convertible into Common Shares (1)

TABLE 13
As at January 31, 2025	Number of shares	Amount (in millions)

Common shares (2)	728,763,569	$23,923

Class B Preferred shares (3)

Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 50	500,000	$500
Series 52	650,000	$650

Other Equity Instruments (3)

4.800% Additional Tier 1 Capital Notes (4)		US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs)		US$1,000
7.300% Limited Recourse Capital Notes, Series 5 (LRCNs)		US$750

Medium-Term Notes (3)

3.803% Subordinated Notes due 2032		US$1,250
Series J - Second Tranche		$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150
Series M - Second Tranche		$1,000

Stock options

Vested	3,292,163
Non-vested	3,504,552

(1)

Details on the Medium-Term Notes are outlined in Note 16 of the audited consolidated financial statements of BMO’s 2024 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 6 of the unaudited interim consolidated financial statements and Note 17 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

(2)	Common Shares are net of 95,889 treasury shares.
(3)

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares 53, and Preferred Shares 54 for Series 1, Series 2, Series 3, Series 4, and Series 5 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(4)	The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.

If a non-viability contingent capital (NVCC) trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.3 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

BMO Financial Group First Quarter Report 2025 17

Other Capital Developments

On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares for cancellation commencing on January 22, 2025, and ending no later than January 21, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. We also established an automatic securities purchase plan related to the NCIB under which our broker may, at certain points in time, purchase our common shares pursuant to the NCIB within a defined set of criteria. During the quarter, we purchased for cancellation 1.2 million common shares under the NCIB, at an average price of $144.43 per share for a total amount of $176 million, including tax. In addition, we repurchased 2 million common shares in February 2025 at an average share price of $141.39.

On November 25, 2024, we redeemed all of our outstanding 12 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.

Dividends

On February 25, 2025, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.59 per share, unchanged from the prior quarter. The dividend is payable on May 27, 2025 to shareholders of record on April 29, 2025. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

Common shares under the DRIP are purchased on the open market without a discount.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

18 BMO Financial Group First Quarter Report 2025

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies at least annually and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned within an operating segment or transferred between operating segments and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually and update these as appropriate.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to equivalent pre-tax amounts in order to facilitate comparisons of income from taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes. In fiscal 2024, the Canadian government enacted legislation that, in certain circumstances, denies deductions for dividends that are received after 2023. As a result, beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received by BMO Capital Markets, and we no longer report this revenue on a taxable equivalent basis. Refer to the Other Regulatory Developments section in BMO’s 2024 Annual Report for further details.

Personal and Commercial Banking (P&C) (1)

TABLE 14
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
Net interest income (teb) (2)	4,590	4,358	4,199
Non-interest revenue	1,151	1,044	1,033
Total revenue (teb) (2)	5,741	5,402	5,232
Provision for credit losses on impaired loans	803	875	421
Provision for credit losses on performing loans	153	401	164
Total provision for credit losses	956	1,276	585
Non-interest expense	2,828	2,818	2,676
Income before income taxes	1,957	1,308	1,971
Provision for income taxes (teb) (2)	483	302	490
Reported net income	1,474	1,006	1,481
Dividends on preferred shares and distributions on other equity instruments	27	25	23
Net income attributable to non-controlling interest in subsidiaries	-	1	-
Net income available to common shareholders	1,447	980	1,458
Acquisition and integration costs (3)	-	12	1
Amortization of acquisition-related intangible assets (4)	73	73	78
Adjusted net income	1,547	1,091	1,560
Adjusted net income available to common shareholders	1,520	1,065	1,537

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis (teb) amounts of $9 million in Q1-2025, Q4-2024 and Q1-2024, respectively. These amounts were recorded in net interest income, revenue and in provision for income taxes.
(3)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,474 million, a decrease of $7 million or relatively unchanged from the prior year, and an increase of $468 million or 46% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Financial Group First Quarter Report 2025 19

Canadian Personal and Commercial Banking (Canadian P&C) (1)

TABLE 15
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
Net interest income	2,385	2,304	2,141
Non-interest revenue	680	630	637
Total revenue	3,065	2,934	2,778
Provision for credit losses on impaired loans	491	440	238
Provision for credit losses on performing loans	51	138	57
Total provision for credit losses (PCL)	542	578	295
Non-interest expense	1,290	1,319	1,210
Income before income taxes	1,233	1,037	1,273
Provision for income taxes	339	287	352
Reported net income	894	750	921
Dividends on preferred shares and distributions on other equity instruments	12	11	10
Net income available to common shareholders	882	739	911
Acquisition and integration costs (2)	-	12	1
Amortization of acquisition-related intangible assets (3)	3	3	3
Adjusted net income	897	765	925
Adjusted net income available to common shareholders	885	754	915
Adjusted non-interest expense	1,286	1,299	1,205
Key Performance Metrics and Drivers

Personal and Business Banking revenue	2,206	2,117	2,017
Commercial Banking revenue	859	817	761
Return on equity (%) (4) (5)	21.2	18.1	22.8
Adjusted return on equity (%) (4) (5)	21.3	18.5	23.0
Operating leverage (%)	3.7	0.1	(1.0)
Adjusted operating leverage (%)	3.6	1.1	(0.5)
Efficiency ratio (%)	42.1	45.0	43.6
Adjusted efficiency ratio (%)	42.0	44.3	43.4
PCL on impaired loans to average net loans and acceptances (%) (5)	0.58	0.53	0.30
Net interest margin on average earning assets (%)	2.79	2.74	2.77
Average earning assets	339,325	334,612	307,501
Average gross loans and acceptances	337,611	332,965	317,335
Average deposits	313,950	312,475	288,837

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2025 vs. Q1 2024

Canadian P&C reported net income was $894 million, a decrease of $27 million or 3% from the prior year.

Total revenue was $3,065 million, an increase of $287 million or 10% from the prior year. Net interest income increased $244 million or 11%, primarily due to balance growth and higher net interest margins. Non-interest revenue increased $43 million or 7%, primarily due to gains on investments in our commercial business, higher deposit fee revenue and card-related revenue, partially offset by lower lending fee revenue, reflecting the impact of the transition of bankers’ acceptances exposures to loans. Net interest margin of 2.79% increased 2 basis points from the prior year, primarily due to higher loan margins, partially offset by loans growing faster than deposits and lower deposit margins.

Personal and Business Banking revenue increased $189 million or 9%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $98 million or 13%, due to higher net interest income.

Total provision for credit losses was $542 million, an increase of $247 million from the prior year. The provision for credit losses on impaired loans was $491 million, an increase of $253 million, due to higher provisions in Commercial Banking and unsecured consumer lending. There was a $51 million provision for credit losses on performing loans in the current quarter, compared with a $57 million provision in the prior year.

Non-interest expense was $1,290 million, an increase of $80 million or 7% from the prior year, primarily driven by higher employee-related expenses and technology costs.

Average gross loans and acceptances increased $20.3 billion or 6% from the prior year to $337.6 billion. Personal and Business Banking loan balances increased 6%, primarily reflecting growth in residential mortgage balances. Commercial Banking loan balances increased 7% and credit card balances increased 11%. Average deposits increased $25.1 billion or 9% to $314.0 billion. Personal and Business Banking deposits increased 7%, primarily due to strong growth in term deposits. Commercial Banking deposits increased 13%.

Q1 2025 vs. Q4 2024

Reported net income increased $144 million or 19% from the prior quarter.

Total revenue increased $131 million or 4% from the prior quarter. Net interest income increased $81 million or 4%, primarily due to higher balances and net interest margins. Non-interest revenue increased $50 million or 8%, primarily due to higher card-related revenue, higher gains on investments in our commercial business and higher deposit fee revenue. Net interest margin increased 5 basis points from the prior quarter, primarily due to higher loan and deposit margins, partially offset by loans growing faster than deposits.

20 BMO Financial Group First Quarter Report 2025

Personal and Business Banking revenue increased $89 million or 4% and Commercial Banking revenue increased $42 million or 5%, both due to higher net interest income and non-interest revenue.

Total provision for credit losses decreased $36 million from the prior quarter. The provision for credit losses on impaired loans increased $51 million, largely due to higher provisions in Personal and Business Banking. There was a $51 million provision for credit losses on performing loans in the current quarter, compared with a $138 million provision in the prior quarter.

Non-interest expense decreased $29 million or 2% from the prior quarter, driven by lower employee-related expenses, lower advertising costs and lower acquisition and integration costs.

Average gross loans and acceptances increased $4.6 billion or 1% from the prior quarter. Personal and Business Banking loan balances increased 1%, Commercial Banking loan balances increased 2% and credit card balances increased 2%. Average deposits were relatively unchanged from the prior quarter, with growth in chequing and savings deposits largely offset by lower term deposits.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

U.S. Personal and Commercial Banking (U.S. P&C) (1)

TABLE 16
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
Net interest income (teb) (2)	2,205	2,054	2,058
Non-interest revenue	471	414	396
Total revenue (teb) (2)	2,676	2,468	2,454
Provision for credit losses on impaired loans	312	435	183
Provision for credit losses on performing loans	102	263	107
Total provision for credit losses (PCL)	414	698	290
Non-interest expense	1,538	1,499	1,466
Income before income taxes	724	271	698
Provision for income taxes (teb) (2)	144	15	138
Reported net income	580	256	560
Dividends on preferred shares and distributions on other equity instruments	15	14	13
Net income attributable to non-controlling interest in subsidiaries	-	1	-
Net income available to common shareholders	565	241	547
Amortization of acquisition-related intangible assets (3)	70	70	75
Adjusted net income	650	326	635
Adjusted net income available to common shareholders	635	311	622
Adjusted non-interest expense	1,444	1,405	1,366
Average earning assets	227,215	216,463	212,331
Average gross loans and acceptances	215,827	205,041	203,644
Average deposits	240,658	228,129	215,160

(US$ equivalent in millions)
Net interest income (teb) (2)	1,541	1,506	1,537
Non-interest revenue	330	304	296
Total revenue (teb) (2)	1,871	1,810	1,833
Provision for credit losses on impaired loans	217	320	137
Provision for credit losses on performing loans	70	189	80
Total provision for credit losses	287	509	217
Non-interest expense	1,075	1,098	1,094
Income before income taxes	509	203	522
Provision for income taxes (teb) (2)	102	12	103
Reported net income	407	191	419
Dividends on preferred shares and distributions on other equity instruments	11	11	10
Net income attributable to non-controlling interest in subsidiaries	-	1	-
Net income available to common shareholders	396	179	409
Amortization of acquisition-related intangible assets (3)	49	51	56
Adjusted net income	456	242	475
Adjusted net income available to common shareholders	445	230	465
Adjusted non-interest expense	1,009	1,030	1,019

Key Performance Metrics (US$ basis)

Personal and Business Banking revenue	715	696	725
Commercial Banking revenue	1,156	1,114	1,108
Return on equity (%) (4) (5)	6.2	2.9	6.5
Adjusted return on equity (%) (4) (5)	7.0	3.8	7.4
Operating leverage (%)	3.8	2.8	(38.4)
Adjusted operating leverage (%)	3.1	2.2	(26.4)
Efficiency ratio (%)	57.5	60.7	59.7
Adjusted efficiency ratio (%)	54.0	56.9	55.6
Net interest margin on average earning assets (%)	3.85	3.78	3.86
PCL on impaired loans to average net loans and acceptances (%) (5)	0.58	0.85	0.36
Average earning assets	158,863	158,683	158,552
Average gross loans and acceptances	150,898	150,309	152,051
Average deposits	168,263	167,238	160,674

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in Q1-2025, Q4-2024 and Q1-2024, respectively. These amounts were recorded in net interest income revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis: US$6 million in both Q1-2025 and Q4-2024, and US$7 million in Q1-2024.

(3)

Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. On a source currency basis: Q1-2025 US$66 million, Q4-2024 US$68 million, Q1-2024 US$75 million.

BMO Financial Group First Quarter Report 2025 21

(4)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q1 2025 vs. Q1 2024

U.S. P&C reported net income was $580 million, an increase of $20 million or 4% from the prior year. The impact of the stronger U.S. dollar increased revenue, expenses and net income by 7%, respectively. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income was $407 million, a decrease of $12 million or 3% from the prior year.

Total revenue was $1,871 million, an increase of $38 million or 2% from the prior year. Net interest income was relatively unchanged from the prior year, with higher deposit balances offset by lower commercial loan balances and lower net interest margins. Non-interest revenue increased $34 million or 11% from the prior year, due to higher lending and deposit fee revenue, partially offset by lower card-related revenue. Net interest margin of 3.85% decreased 1 basis point, primarily due to lower deposit margins, partially offset by deposits growing faster than loans.

Personal and Business Banking revenue decreased $10 million or 1%, due to lower net interest income and non-interest revenue. Commercial Banking revenue increased $48 million or 4% due to higher net interest income and non-interest revenue.

Total provision for credit losses was $287 million, an increase of $70 million from the prior year. The provision for credit losses on impaired loans was $217 million, an increase of $80 million, due to higher provisions in Commercial Banking. There was a $70 million provision for credit losses on performing loans in the current quarter, compared with a $80 million provision in the prior year.

Non-interest expense was $1,075 million, a decrease of $19 million or 2%, primarily driven by realized cost synergies related to the Bank of the West acquisition and our focus on operational efficiencies, and lower deposit insurance and advertising costs, partially offset by higher technology costs.

Average gross loans and acceptances decreased $1.1 billion or 1% from the prior year to $150.9 billion, and increased 2%, excluding sale of the recreational vehicle loan portfolio in the prior year. Personal and Business Banking loan balances increased 1% and Commercial Banking loan balances decreased 1%. Average total deposits increased $7.6 billion or 5% from the prior year. Personal and Business Banking deposits increased 5% and Commercial Banking deposits increased 4%.

Q1 2025 vs. Q4 2024

Reported net income increased $324 million from the prior quarter. The impact of the stronger U.S. dollar increased revenue and expenses by 5% and net income by 11%. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income increased $216 million from the prior quarter, primarily due to lower provisions for credit losses.

Total revenue increased $61 million or 3% from the prior quarter. Net interest income increased $35 million or 2%, due to growth in balances and higher net interest margins. Non-interest revenue increased $26 million or 8%, primarily due to higher deposit and lending fee revenue. Net interest margin of 3.85% increased 7 basis points from the prior quarter, driven by higher loan and deposit margins, as well as deposits growing faster than loans.

Personal and Business Banking revenue increased $19 million or 3% and Commercial Banking revenue increased $42 million or 4%, both due to higher net interest income and non-interest revenue.

Total provision for credit losses decreased $222 million from the prior quarter. The provision for credit losses on impaired loans decreased $103 million, largely due to lower provisions in Commercial Banking. There was a $70 million provision for credit losses on performing loans in the current quarter, compared with a $189 million provision in the prior quarter.

Non-interest expense decreased $23 million or 2% from the prior quarter, primarily due to lower advertising and other operating costs, partially offset by higher employee-related costs.

Average gross loans and acceptances were relatively unchanged from the prior quarter. Commercial Banking loan balances were relatively unchanged and Personal and Business Banking loan balances increased 2%. Average total deposits increased $1.0 billion or 1% from the prior quarter. Commercial Banking deposits increased 1% and Personal and Business Banking deposits were relatively unchanged.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

22 BMO Financial Group First Quarter Report 2025

BMO Wealth Management (1)

TABLE 17
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
Net interest income	355	340	325
Non-interest revenue	1,231	1,146	1,003
Total revenue	1,586	1,486	1,328
Provision for credit losses on impaired loans	1	16	3
Provision for (recovery of) credit losses on performing loans	(1)	18	10
Total provision for credit losses (PCL)	-	34	13
Non-interest expense	1,095	1,024	997
Income before income taxes	491	428	318
Provision for income taxes	122	102	78
Reported net income	369	326	240
Dividends on preferred shares and distributions on other equity instruments	2	2	2
Net income available to common shareholders	367	324	238
Amortization of acquisition-related intangible assets (2)	2	2	1
Adjusted net income	371	328	241
Adjusted net income available to common shareholders	369	326	239
Adjusted non-interest expense	1,092	1,022	996

Key Performance Metrics

Wealth and Asset Management reported net income	286	273	187
Wealth and Asset Management adjusted net income	288	275	188
Insurance reported net income (loss)	83	53	53
Return on equity (%) (3) (4)	29.0	26.6	20.3
Adjusted return on equity (%) (3) (4)	29.2	26.8	20.4
Reported efficiency ratio (%)	69.0	68.9	75.0
Adjusted efficiency ratio (%)	68.9	68.8	74.9
Operating leverage (%)	9.5	(1.9)	10.0
Adjusted operating leverage (%)	9.6	(1.8)	10.0
PCL on impaired loans to average net loans and acceptances (%) (4)	0.01	0.14	0.02
Average assets	70,005	67,047	62,524
Average gross loans and acceptances	45,953	44,094	41,822
Average deposits	67,019	62,739	60,083
Assets under administration (5)	406,313	361,250	331,615
Assets under management	450,617	422,701	360,325

U.S. Business Select Financial Data (US$ in millions)

Total revenue	201	196	195
Non-interest expense	150	154	151
Reported net income	39	19	29
Adjusted non-interest expense	148	152	150
Adjusted net income	40	20	30
Average gross loans and acceptances	11,360	10,873	10,272
Average deposits	11,942	11,573	11,556

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(3)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(4)	Return on equity and PCL ratios are presented on an annualized basis.
(5)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q1 2025 vs. Q1 2024

BMO Wealth Management reported net income was $369 million, an increase of $129 million or 53% from the prior year. Wealth and Asset Management reported net income was $286 million, an increase of $99 million or 52%, and Insurance net income was $83 million, an increase of $30 million or 57%.

Total revenue was $1,586 million, an increase of $258 million or 19% from the prior year. Revenue in Wealth and Asset Management was $1,452 million, an increase of $205 million or 16%, primarily due to the impact of stronger global markets and net sales, strong balance growth, higher transaction revenue and the impact of the stronger U.S. dollar. Insurance revenue was $134 million, an increase of $53 million or 64%, primarily due to favourable market movements in the current quarter.

Non-interest expense was $1,095 million, an increase of $98 million or 10%, primarily due to higher employee-related expenses, including higher revenue-based costs and investment in talent, and the impact of the stronger U.S. dollar.

Assets under management increased $90.3 billion or 25% from the prior year to $450.6 billion, driven by stronger global markets, higher net client assets and the impact of foreign exchange movements. Assets under administration increased $74.7 billion or 23% to $406.3 billion, primarily due to stronger global markets and the impact of foreign exchange movements. Average gross loans increased 10% and average deposits increased 12%.

BMO Financial Group First Quarter Report 2025 23

Q1 2025 vs. Q4 2024

Reported net income increased $43 million or 13% from the prior quarter. Wealth and Asset Management reported net income increased $13 million or 4%, and Insurance net income increased $30 million or 56%.

Total revenue increased $100 million or 7% from the prior quarter. Wealth and Asset Management revenue increased $53 million or 4%, primarily due to the impact of stronger global markets and net sales, higher transaction revenue, higher net interest income and the impact of the stronger U.S. dollar. Insurance revenue increased $47 million or 54%, primarily due to favourable market movements in the current quarter relative to the prior quarter.

Non-interest expense increased $71 million or 7%, primarily due to higher stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year, higher revenue-based costs and the impact of the stronger U.S. dollar.

Assets under management increased $27.9 billion or 7% from the prior quarter, reflecting stronger global markets, higher net client assets and the impact of foreign exchange movements. Assets under administration increased $45.1 billion or 12%, primarily due to stronger global markets and the impact of foreign exchange movements. Average gross loans increased 4% and average deposits increased 7%.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Capital Markets (1)

TABLE 18
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
Net interest income (teb) (2)	699	389	505
Non-interest revenue	1,374	1,211	1,084
Total revenue (teb) (2)	2,073	1,600	1,589
Provision for credit losses on impaired loans	35	203	11
Provision for (recovery of) credit losses on performing loans	11	8	(33)
Total provision for (recovery of) credit losses (PCL)	46	211	(22)
Non-interest expense	1,255	1,087	1,116
Income before income taxes	772	302	495
Provision for income taxes (teb) (2)	185	51	102
Reported net income	587	251	393
Dividends on preferred shares and distributions on other equity instruments	10	10	9
Net income available to common shareholders	577	241	384
Acquisition and integration costs (3)	-	2	10
Amortization of acquisition-related intangible assets (4)	4	17	5
Adjusted net income	591	270	408
Adjusted net income available to common shareholders	581	260	399
Adjusted non-interest expense	1,250	1,061	1,095

Key Performance Metrics

Global Markets revenue	1,361	938	952
Investment and Corporate Banking revenue	712	662	637
Return on equity (%) (5) (6)	16.9	7.3	11.6
Adjusted return on equity (%) (5) (6)	17.0	7.8	12.0
Operating leverage (teb) (%)	18.0	(6.4)	(8.8)
Adjusted operating leverage (teb) (%)	16.4	(4.3)	(7.7)
Efficiency ratio (teb) (%)	60.5	67.9	70.2
Adjusted efficiency ratio (teb) (%)	60.3	66.3	69.0
PCL on impaired loans to average net loans and acceptances (%) (6)	0.16	0.99	0.06
Average assets	578,930	505,558	438,202
Average gross loans and acceptances	86,575	82,397	82,245

U.S. Business Select Financial Data (US$ in millions)

Total revenue (teb) (2)	778	567	590
Non-interest expense	441	394	429
Reported net income	241	43	131
Adjusted non-interest expense	439	391	419
Adjusted net income	243	45	138
Average assets	201,230	179,813	141,735
Average gross loans and acceptances	31,763	31,713	31,516

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a taxable equivalent basis (teb): $nil in Q1-2025, $2 million in Q4-2024 and $19 million in Q1-2024. On a source currency basis for our U.S. businesses: $nil in Q1-2025, $1 million in Q4-2024 and $nil in Q1-2024. These amounts were recorded in net interest income and provision for income taxes, and reflected in the ratios. For further information, refer to the Other Regulatory Developments section of BMO’s 2024 Annual MD&A.

(3)	Clearpool and Radicle pre-tax acquisition and integration costs, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. Q4-2024 included an $18 million pre-tax write-down related to the acquisition of Radicle.
(5)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(6)	Return on equity and PCL ratios are presented on an annualized basis.

24 BMO Financial Group First Quarter Report 2025

Q1 2025 vs. Q1 2024

BMO Capital Markets reported net income was $587 million, an increase of $194 million or 49% from the prior year.

Total revenue was $2,073 million, an increase of $484 million or 30% from the prior year. Global Markets revenue increased $409 million or 43%, reflecting strong performance across all trading products and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $75 million or 12%, due to higher corporate banking revenue, debt underwriting revenue and the impact of the stronger U.S. dollar.

Total provision for credit losses was $46 million, an increase of $68 million from the prior year. The provision for credit losses on impaired loans was $35 million, an increase of $24 million from the prior year. There was a provision of $11 million for credit losses on performing loans, compared with a recovery of $33 million in the prior year.

Non-interest expense was $1,255 million, an increase of $139 million or 12% from the prior year, driven by higher performance-based compensation, technology costs and the impact of the stronger U.S. dollar.

Average gross loans and acceptances of $86.6 billion increased $4.3 billion or 5% from the prior year.

Q1 2025 vs. Q4 2024

Reported net income increased $336 million from the prior quarter, primarily due to strong revenue growth and lower provisions for credit losses.

Total revenue increased $473 million or 30% from the prior quarter. Global Markets revenue increased $423 million or 45%, primarily due to higher trading revenue across all trading products and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $50 million or 8%, primarily due to higher debt underwriting revenue, lower mark-downs on the held-for-sale loan portfolio and the impact of the stronger U.S. dollar, partially offset by lower advisory fee revenue.

Total provision for credit losses was $46 million, a decrease of $165 million from the prior quarter. The provision for credit losses on impaired loans was $35 million, a decrease of $168 million from the prior quarter. There was a provision of $11 million for credit losses on performing loans, compared with a provision of $8 million in the prior quarter.

Non-interest expense increased $168 million or 15% from the prior quarter, driven by higher performance-based compensation, the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and the impact of the stronger U.S. dollar.

Average gross loans and acceptances increased $4.2 billion or 5% from the prior quarter.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Financial Group First Quarter Report 2025 25

Corporate Services (1) (2)

TABLE 19
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q1-2024
Net interest income before group teb offset	(237)	362	(280)
Group teb offset	(9)	(11)	(28)
Net interest income (teb)	(246)	351	(308)
Non-interest revenue	112	118	(169)
Total revenue (teb)	(134)	469	(477)
Provision for credit losses on impaired loans	20	13	38
Provision for (recovery of) credit losses on performing loans	(11)	(11)	13
Total provision for credit losses	9	2	51
Non-interest expense	249	(502)	600
Income (loss) before income taxes	(392)	969	(1,128)
Provision for (recovery of) income taxes (teb)	(100)	248	(306)
Reported net income (loss)	(292)	721	(822)
Net income attributable to non-controlling interest in subsidiaries	26	115	6
Dividends on preferred shares and distributions on other equity instruments	4	2	2
Net income (loss) available to common shareholders	(322)	604	(830)
Acquisition and integration costs (3)	7	13	46
Legal provision/reversal (including related interest expense and legal fees)	-	(870)	11
Impact of loan portfolio sale	-	-	136
FDIC special assessment	(5)	(11)	313
Impact of alignment of accounting policies	70	-	-
Adjusted net loss	(220)	(147)	(316)
Adjusted net loss available to common shareholders	(250)	(264)	(324)
Adjusted total revenue (teb) (4)	(134)	(120)	(299)
Adjusted non-interest expense	150	89	121

U.S. Business Select Financial Data (US$ in millions)

Total revenue	(19)	460	(106)
Total provision for (recovery of) credit losses	4	(2)	19
Non-interest expense	57	(436)	405
Provision for (recovery of) income taxes (teb)	(32)	221	(135)
Reported net income (loss)	(48)	677	(395)
Adjusted total revenue	(19)	24	26
Adjusted non-interest expense	21	-	51
Adjusted net income (loss)	(22)	35	(20)

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Effective the first quarter of fiscal 2024, balances and the associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit.

(3)	Acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense.
(4)

Group taxable equivalent basis (teb) offset amounts for our U.S. businesses recorded in revenue and provision for (recovery of) income taxes: US$6 million in Q1-2025, US$7 million in both Q4-2024 and Q1-2024.

Q1 2025 vs. Q1 2024

Corporate Services reported net loss was $292 million, compared with reported net loss of $822 million in the prior year, and adjusted net loss was $220 million, compared with adjusted net loss of $316 million.

The lower reported net loss was primarily due to the impact of the FDIC special assessment and the net accounting loss related to the sale of a portfolio of recreational vehicle loans in the prior year, and lower acquisition and integration costs, partially offset by the impact of aligning accounting policies for employee vacation across legal entities in the current quarter.

The lower adjusted net loss, which excluded the above items, reflected higher revenue, primarily due to the impact of treasury-related activities and a lower provision for credit losses, partially offset by higher expenses, including the impact of the consolidation of certain retirement benefit plans in the prior year.

Q1 2025 vs. Q4 2024

Reported net loss was $292 million, compared with reported net income of $721 million in the prior quarter, and adjusted net loss was $220 million, compared with adjusted net loss of $147 million.

Reported net income in the prior quarter included the reversal of the fiscal 2022 legal provision. On an adjusted basis, the higher net loss was primarily due to higher expenses reflecting the seasonal impact of employee benefits.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

26 BMO Financial Group First Quarter Report 2025

Summary Quarterly Earnings Trends (1)

TABLE 20
(Canadian $ in millions, except as noted)	Q1-2025	Q4-2024	Q3-2024	Q2-2024	Q1-2024	Q4-2023	Q3-2023	Q2-2023
Net interest income	5,398	5,438	4,794	4,515	4,721	4,941	4,905	4,814
Non-interest revenue	3,868	3,519	3,398	3,459	2,951	3,378	3,147	2,975
Revenue	9,266	8,957	8,192	7,974	7,672	8,319	8,052	7,789
Provision for credit losses on impaired loans	859	1,107	828	658	473	408	333	243
Provision for credit losses on performing loans	152	416	78	47	154	38	159	780
Total provision for credit losses	1,011	1,523	906	705	627	446	492	1,023
Non-interest expense	5,427	4,427	4,839	4,844	5,389	5,679	5,572	5,501
Income before income taxes	2,828	3,007	2,447	2,425	1,656	2,194	1,988	1,265
Provision for income taxes	690	703	582	559	364	484	423	236
Reported net income (see below)	2,138	2,304	1,865	1,866	1,292	1,710	1,565	1,029
Acquisition and integration costs	7	27	19	26	57	433	370	549
Amortization of acquisition-related intangible assets	79	92	79	79	84	88	85	85
Legal provision/reversal (including related interest expense and legal fees)	-	(870)	13	12	11	12	(3)	6
Impact of loan portfolio sale	-	-	-	-	136	-	-	-
FDIC special assessment	(5)	(11)	5	50	313	-	-	-
Impact of Canadian tax measures	-	-	-	-	-	-	131	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	-	-	517
Impact of alignment of accounting policies	70	-	-	-	-	-	-	-
Adjusted net income	2,289	1,542	1,981	2,033	1,893	2,243	2,148	2,186

Operating Group Reported Revenue

Canadian P&C	3,065	2,934	2,908	2,819	2,778	2,796	2,716	2,490
U.S. P&C	2,676	2,468	2,453	2,389	2,454	2,488	2,414	2,544
BMO Wealth Management	1,586	1,486	1,439	1,393	1,328	1,465	1,525	1,293
BMO Capital Markets	2,073	1,600	1,666	1,661	1,589	1,651	1,463	1,579
Corporate Services	(134)	469	(274)	(288)	(477)	(81)	(66)	(117)
Total revenue	9,266	8,957	8,192	7,974	7,672	8,319	8,052	7,789

Key Performance Metrics

Diluted earnings per share ($) (2)	2.83	2.94	2.48	2.36	1.73	2.19	2.12	1.26
Adjusted diluted earnings per share ($)	3.04	1.90	2.64	2.59	2.56	2.93	2.94	2.89
PCL-to-average net loans and acceptances (annualized) (%)	0.58	0.91	0.54	0.44	0.38	0.27	0.30	0.65
Effective tax rate (%)	24.39	23.37	23.80	23.07	21.95	22.07	21.31	18.60
Adjusted effective tax rate (%)	24.52	21.71	23.89	23.27	22.43	22.95	22.08	22.47
Canadian/U.S. dollar average exchange rate ($)	1.4303	1.3641	1.3705	1.3625	1.3392	1.3648	1.3331	1.3564

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information on adjusting items, refer to the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy.

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation, primarily changes in the U.S. dollar relative to the Canadian dollar. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. The table above outlines summary results for the second quarter of fiscal 2023 through the first quarter of fiscal 2025.

On June 1, 2023, we completed the acquisition of AIR MILES, which contributed to the increase in revenue and expenses in our Canadian P&C business beginning the third quarter of fiscal 2023.

A number of specified items impacted reported results in certain quarters. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024 and the first quarter of fiscal 2025 included the impact of a FDIC special assessment in each quarter. The first quarter of fiscal 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. The third quarter of fiscal 2023 included the impact of certain tax measures enacted by the Canadian government. The second quarter of fiscal 2023 included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets and any impairments.

Financial performance benefitted from the strength and diversification of our businesses.

Revenue growth in Canadian P&C reflected good customer acquisition and volume growth, with higher net interest margins. U.S. P&C revenue performance has been impacted by a more muted U.S. banking environment, with reduced loan demand and higher deposit costs. Revenue in BMO Wealth Management benefitted from stronger global markets and steady growth in client assets, while high interest rates resulted in a shift in deposit mix to term deposits and reduced margins, a trend that abated in the first quarter of fiscal 2025 with reductions in the Bank of Canada rate policy. Insurance revenue is subject to variability resulting from market-related impacts. BMO Capital Markets’ revenue is largely driven by market conditions that affect client activity. Trading activity reflected strong performance in the first quarter of fiscal 2025, driven by stronger client flows.

Over the past eight quarters, the higher interest rate environment has had a meaningful impact on credit outcomes in both wholesale and consumer portfolios, resulting in higher provisions on impaired loans. Provisions on performing loans have been impacted by credit migration and uncertain credit conditions, partially offset by improvements in the macro-economic outlook.

BMO Financial Group First Quarter Report 2025 27

Non-interest expense reflected strong expense management, while we continue to invest in our business to drive revenue growth. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 benefitted from the reversal of the fiscal 2022 legal provision. The third quarter of fiscal 2023 included severance costs associated with accelerating operational efficiencies across the enterprise, which combined with the benefit of realized cost synergies, have tempered expense growth in recent quarters.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the elimination of the income tax deduction for certain Canadian dividends in fiscal 2024.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Summary Quarterly Earnings Trend section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2024, as described in Note 28 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2024 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customers’ needs. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2024.

Accounting Policies and Critical Accounting Estimates and Judgments

Material accounting policies are described in BMO’s 2024 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2024, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review the discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, remaining lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as delinquency and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. In the current quarter, we applied experienced credit judgment to reflect the impact of the uncertain environment, including potential tariffs, on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, and the impact of any such change will be recorded in future periods.

In establishing our allowance for performing loans, we attach probability weightings to economic scenarios which are representative of our view of economic and market conditions at the reporting date. The base scenario represents our view of the most probable outcome, as well as upside, downside, and severe downside scenarios, all developed by our Economics group.

When changes in economic performance are assessed, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.

Our total allowance for credit losses as at January 31, 2025, was $5,438 million ($4,936 million as at October 31, 2024) and comprised an allowance on performing loans of $4,480 million and an allowance on impaired loans of $958 million ($4,205 million and $731 million, respectively, as at October 31, 2024). The allowance on performing loans increased $275 million from the fourth quarter of 2024, largely driven by the impact of the

28 BMO Financial Group First Quarter Report 2025

uncertain economic environment, including potential tariffs, on future credit conditions, portfolio credit migration, and movements in foreign exchange rates, partially offset by lower balances in certain portfolios.

Information on the Provision for Credit Losses for the three months ended January 31, 2025, can be found in the Total Provision for Credit Losses section.

For additional information, refer to the Risk Management section, Allowance for Credit Losses section of BMO’s 2024 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Disclosure for Global Systemically Important Banks (G-SIB)

As a domestic systemically important bank (D-SIB), OSFI requires that we disclose on an annual basis the 13 indicators comprising the assessment methodology of Global Systemically Important Banks (G-SIB). These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. This methodology is outlined in a paper, Global systemically important banks: Updated assessment methodology and the additional loss absorbency requirement, issued by the Basel Committee on Banking Supervision (BCBS) in July 2018. As required under the current methodology, the indicators are calculated based on specific instructions issued by the BCBS, and as a result, the measures used may not be based on the most recent version of Basel III framework. Therefore, values may not be consistent with other measures used in this report. Based on 2023 fiscal year indicators, the bank was not designated as a G-SIB in November 2024. If the bank were designated as a G-SIB in the future, the bank’s capital ratio requirements would include the higher of the D-SIB and G-SIB surcharges, both of which are currently set at 1%, and the higher of the D-SIB and G-SIB leverage buffer requirements, both of which are currently set at 0.5%. In addition, the bank may be subject to increased supervisory expectations and requirements.

Indicator values have been reported based on regulatory requirements for consolidation and therefore, insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group, or as otherwise specified by the assessment methodology. This level of consolidation differs from that used in the consolidated financial statements. Results may therefore not be comparable to other disclosures in this report.

The table below provides the fiscal year-end data of the 13 indicators for the bank. During the fiscal 2024 year, notional amounts of over-the-counter derivatives increased, primarily due to higher interest rate derivative activity. The higher underwritten transactions were primarily driven by favourable market conditions. Other year-over-year movements in indicators reflect normal changes in business activity as well as accounting policy changes.

Disclosure for Global Systemically Important Banks

TABLE 21
(Canadian $ in millions)	Indicators	As at October 31
		2024	2023
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	802,942	683,915
	2. Cross-jurisdictional liabilities	707,844	616,848
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	1,514,998	1,435,254
C. Interconnectedness	4. Intra-financial system assets	191,887	174,316
	5. Intra-financial system liabilities	80,702	69,840
	6. Securities outstanding	348,447	337,901
D. Substitutability/Financial institution infrastructure	7. Payments activity (1)	38,624,267	43,870,359
	8. Assets under custody	409,334	392,633
	9. Underwritten transactions in debt and equity markets	143,176	94,325
	10. Trading volume (includes the two sub indicators)
	Trading volume fixed income sub indicator	9,195,314	5,163,888
	Trading volume equities and other securities sub indicator	5,246,195	4,361,851
E. Complexity	11. Notional amount of over-the-counter (OTC) derivatives	22,825,043	11,615,227
	12. Trading, FVTPL and FVOCI securities (2)	81,342	55,793
	13. Level 3 assets	7,148	6,028

(1)	Included intercompany transactions that are cleared through a correspondent bank.
(2)	FVTPL: Fair value through profit or loss; FVOCI: Fair value through other comprehensive income.

BMO Financial Group First Quarter Report 2025 29

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2024 Annual Report.

Global Minimum Tax

On June 20, 2024, the Canadian government enacted legislation that contained a number of measures, including the Global Minimum Tax Act, which introduced a 15% global minimum tax on income earned by large multinational groups. The global minimum tax rules are effective for our fiscal year beginning November 1, 2024, and as a result, our effective tax rate increased by approximately 65 basis points for the three months ended January 31, 2025.

Canadian Sustainability Disclosure Standards

On December 18, 2024, the Canadian Sustainability Standards Board (CSSB) issued its inaugural standards: Canadian Sustainability Disclosure Standards (CSDS) 1, General Requirements for Disclosure of Sustainability-related Financial Information, and CSDS 2, Climate-related Disclosures. These standards represent a significant milestone in promoting consistency and comparability in sustainability reporting by largely aligning with the global baseline developed by the International Sustainability Standards Board. The CSSB standards are currently a voluntary framework and we will continue to monitor developments regarding any mandatory requirements to adopt.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational non-financial, including artificial intelligence, cyber, information and other technology-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report. The following is an update to the 2024 Annual Report.

Update on General Economic Conditions and Trade Disputes

Economic conditions impact BMO’s financial results, operational efficiency, strategic direction and our clients, and customers. Sources of possible risk to economic conditions may include the rate of GDP growth, monetary and fiscal policies, interest rates, unemployment levels and geopolitical risk.

The Canadian economy has shown signs of improvement, however, trade protectionism and wide-spread tariffs by the United States could significantly weaken the economy. The U.S. economy could slow in response to retaliatory tariffs. Significant changes to the economic environment and increased economic uncertainty may affect our operations, clients, and customers. It is likely that tariffs, if widespread and prolonged, would lead to an increase in provisions for credit losses, volatility in capital markets and slower loan growth. Management conducts regular monitoring of the economic environment to proactively take appropriate measures to respond to uncertainties and reduce the impact on our results.

For further information on the North American economic outlook, refer to the Economic Developments and Outlook section.

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

TABLE 22
(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at January 31, 2025	160,123	36,360	196,483	13,548	210,031
As at October 31, 2024	158,910	36,326	195,236	13,614	208,850

30 BMO Financial Group First Quarter Report 2025

Residential Mortgages (1)

TABLE 23
	As at January 31, 2025					As at October 31, 2024
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,304	3,838	7,142	3.7%	69%	3,261	3,802	7,063	3.7%	70%
Quebec	8,738	13,580	22,318	11.5%	71%	8,811	13,647	22,458	11.8%	71%
Ontario	14,243	65,436	79,679	41.0%	71%	14,199	64,107	78,306	41.0%	70%
Alberta	9,532	8,232	17,764	9.1%	73%	9,551	8,175	17,726	9.3%	73%
British Columbia	4,488	24,927	29,415	15.1%	68%	4,504	25,011	29,515	15.4%	68%
All other Canada	2,167	1,638	3,805	2.0%	72%	2,180	1,662	3,842	2.0%	72%
Total Canada	42,472	117,651	160,123	82.4%	70%	42,506	116,404	158,910	83.2%	70%
United States	64	34,106	34,170	17.6%	71%	67	32,103	32,170	16.8%	74%
Total	42,536	151,757	194,293	100%	71%	42,573	148,507	191,080	100%	71%

(1)	Reporting methodologies are in accordance with OSFI’s Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Loan-to-value (LTV) is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.

Home Equity Lines of Credit (1)

TABLE 24
	As at January 31, 2025					As at October 31, 2024
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,072	1.9%	2,064	1.7%	63%	1,051	1.9%	2,028	1.7%	62%
Quebec	9,145	16.1%	18,513	15.7%	67%	9,216	16.3%	18,530	15.9%	68%
Ontario	25,288	44.6%	47,540	40.3%	62%	25,313	44.8%	47,222	40.6%	62%
Alberta	3,171	5.6%	7,171	6.1%	60%	3,200	5.7%	7,156	6.1%	60%
British Columbia	10,513	18.5%	20,113	17.0%	61%	10,432	18.5%	19,867	17.1%	60%
All other Canada	719	1.3%	1,481	1.3%	67%	728	1.3%	1,485	1.3%	67%
Total Canada	49,908	88.0%	96,882	82.1%	62%	49,940	88.5%	96,288	82.7%	62%
United States	6,806	12.0%	21,095	17.9%	58%	6,497	11.5%	20,146	17.3%	58%
Total	56,714	100%	117,977	100%	62%	56,437	100%	116,434	100%	61%

 Refer to footnote references in the Residential Mortgages table above.

Residential Mortgages by Remaining Term of Amortization (1) (2)

TABLE 25
	As at January 31, 2025
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.7%	7.2%	18.1%	35.7%	25.5%	2.4%	7.7%
United States (4)	0.3%	1.7%	3.8%	2.5%	8.9%	82.6%	0.1%	0.1%
Total	0.7%	2.5%	6.6%	15.3%	31.0%	35.6%	2.0%	6.3%

	As at October 31, 2024
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.6%	6.6%	16.1%	33.8%	26.5%	3.6%	10.1%
United States (4)	0.4%	1.7%	4.0%	2.4%	9.0%	82.3%	0.1%	0.1%
Total	0.6%	2.5%	6.2%	13.8%	29.6%	35.9%	3.0%	8.4%

(1)	In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 Guideline.
(3)

As a result of increases in interest rates, the portfolio included $2.6 billion ($9.3 billion as at October 31, 2024) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.

(4)

A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

BMO Financial Group First Quarter Report 2025 31

Exposure by Region

TABLE 26
	As at January 31, 2025													As at October 31, 2024
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	822	2,929	-	3,751	614	61	2,043	2,718	1,109	220	81	1,410	7,879	10,670
United Kingdom	62	6,852	207	7,121	238	65	1,185	1,488	81	645	129	855	9,464	10,493
Latin America	3,142	5,200	-	8,342	1	149	-	150	3	180	19	202	8,694	8,628
Asia-Pacific	3,932	2,427	177	6,536	495	11	3,352	3,858	132	143	199	474	10,868	10,304
Africa and Middle East	1,814	741	110	2,665	1	43	16	60	16	31	1,362	1,409	4,134	3,939
Other (1)	-	5	24	29	279	-	4,597	4,876	2	-	1,025	1,027	5,932	5,205
Total	9,772	18,154	518	28,444	1,628	329	11,193	13,150	1,343	1,219	2,815	5,377	46,971	49,239

(1)	Primarily exposure to supranational entities.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2024 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

TABLE 27
	As at January 31, 2025				As at October 31, 2024
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk

Cash and cash equivalents	76,460	-	76,460	-	65,098	-	65,098	-	Interest rate
Interest bearing deposits with banks	3,339	191	3,148	-	3,640	201	3,439	-	Interest rate
Securities	411,068	162,264	248,804	-	396,880	153,833	243,047	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	110,632	-	110,632	-	110,907	-	110,907	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	688,714	4,842	683,872	-	678,016	6,085	671,931	-	Interest rate, foreign exchange
Derivative instruments	52,513	47,445	5,068	-	47,253	42,879	4,374	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	521	-	521	-	359	-	359	-	Interest rate
Other assets	124,846	14,198	13,055	97,593	107,494	9,783	11,001	86,710	Interest rate
Total assets	1,468,093	228,940	1,141,560	97,593	1,409,647	212,781	1,110,156	86,710

Liabilities Subject to Market Risk

Deposits	996,832	48,382	948,450	-	982,440	45,223	937,217	-	Interest rate, foreign exchange
Derivative instruments	66,353	61,403	4,950	-	58,303	54,713	3,590	-	Interest rate, foreign exchange
Acceptances	521	-	521	-	359	-	359	-	Interest rate
Securities sold but not yet purchased	44,047	44,047	-	-	35,030	35,030	-	-	Interest rate
Securities lent or sold under repurchase agreements	122,585	-	122,585	-	110,791	-	110,791	-	Interest rate
Other liabilities	141,601	-	83,925	57,676	130,061	-	78,583	51,478	Interest rate
Subordinated debt	8,554	-	8,554	-	8,377	-	8,377	-	Interest rate
Total liabilities	1,380,493	153,832	1,168,985	57,676	1,325,361	134,966	1,138,917	51,478

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 BMO Financial Group First Quarter Report 2025

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) increased quarter-over-quarter, primarily due to higher equity exposures, partially offset by lower interest rate exposures.

Total Trading Value at Risk (1)

TABLE 28
	For the quarter ended January 31, 2025				October 31, 2024	January 31, 2024
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	6.2	3.4	6.5	2.0	4.1	3.2
Equity VaR	30.7	26.1	31.6	17.4	18.2	13.6
Foreign exchange VaR	1.6	1.6	2.6	0.8	1.5	1.3
Interest rate VaR (2)	23.2	29.2	41.9	22.1	32.7	29.5
Diversification	(22.8)	(21.0)	nm	nm	(24.4)	(17.7)
Total Trading VaR	38.9	39.3	45.4	31.7	32.1	29.9

(1)	One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)	Interest rate VaR includes general credit spread risk.

 nm – not meaningful

Structural (Non-Trading) Market Risk

Our structural market risk strategy and profile remains consistent with prior periods. The net balance sheet is fully invested in an intermediate duration target interest rate profile. Structural economic value exposure to rising rates and benefit to falling rates increased relative to October 31, 2024, primarily due to modelled deposit pricing being more rate-sensitive at higher projected interest rate levels following the increase in U.S. term market rates during the current quarter.

Structural earnings benefit to rising interest rates and exposure to falling interest rates remained relatively unchanged, relative to October 31, 2024.

Structural Interest Rate Sensitivity (1) (2)

TABLE 29
	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			January 31, 2025	October 31, 2024	January 31, 2024			January 31, 2025	October 31, 2024	January 31, 2024
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(740)	(887)	(1,627)	(1,483)	(1,598)	72	285	357	367	278
100 basis point decrease	659	182	842	660	968	(38)	(198)	(236)	(210)	(296)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3)	Includes Canadian dollar and other currencies.

Insurance Market Risk

Insurance market risk includes interest rate and equity market risk arising from the activities of our BMO Insurance business. We entered into hedging arrangements to mitigate the impact of changes in interest rates on our earnings. The impact of insurance market risk on earnings is reflected in insurance investment results on our Consolidated Statement of Income. The impact of insurance market risk is not reflected in the Structural Interest Rate Sensitivity table above.

The table below reflects the estimated immediate impact on, or sensitivity of, our income before tax to changes in interest rates, including the estimated impact of the above hedging arrangements, and our exposure to equity price risk arising from our investment in equity securities.

TABLE 30
(Pre-tax Canadian $ in millions)	As at January 31, 2025	As at October 31, 2024
Interest Rate Sensitivity (1) (2)
50 basis point increase	3	6
50 basis point decrease	(3)	(9)

Equity Market Sensitivity (3)
10% increase	28	28
10% decrease	(29)	(26)

(1)	Estimated impact on, or sensitivity of, income before tax to a 50 basis point increase or decrease in interest rates.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.
(3)

Estimated impact on, or sensitivity of, income before tax to a 10% increase or decrease in our exposure to equity price risk arising from our investment in equity securities at the reporting date, assuming all other variables remain constant.

Caution

This Market Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2025 33

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the first quarter of 2025, with increases in customer loans and deposits and wholesale funding, primarily driven by the impact of the stronger U.S. dollar. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada, the United States and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $395.0 billion as at January 31, 2025, compared with $396.3 billion as at October 31, 2024. The decrease in unencumbered liquid assets was primarily due to lower securities balances partially offset by higher cash balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.

In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

TABLE 31
	As at January 31, 2025					As at October 31, 2024
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	76,460	-	76,460	93	76,367	65,018
Deposits with other banks	3,339	-	3,339	-	3,339	3,640
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	184,172	103,320	287,492	147,933	139,559	150,126
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	118,770	11,319	130,089	63,078	67,011	61,729
Corporate and other debt	38,925	22,436	61,361	15,396	45,965	43,722
Corporate equity	69,201	61,560	130,761	88,497	42,264	52,329
Total securities and securities borrowed or purchased under resale agreements	411,068	198,635	609,703	314,904	294,799	307,906
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	25,824	-	25,824	5,295	20,529	19,774
Total liquid assets	516,691	198,635	715,326	320,292	395,034	396,338

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

34 BMO Financial Group First Quarter Report 2025

Asset Encumbrance

TABLE 32
		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2025	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	79,799	-	93	-	79,706
Securities (5)	635,527	249,990	70,209	25,855	289,473
Loans	662,890	67,558	1,728	439,422	154,182
Other assets
Derivative instruments	52,513	-	-	52,513	-
Customers’ liability under acceptances	521	-	-	521	-
Premises and equipment	6,312	-	-	6,312	-
Goodwill	17,485	-	-	17,485	-
Intangible assets	5,002	-	-	5,002	-
Current tax assets	2,105	-	-	2,105	-
Deferred tax assets	2,916	-	-	2,916	-
Receivable from brokers, dealers and clients	38,057	-	-	38,057	-
Other	52,969	15,136	-	37,833	-
Total other assets	177,880	15,136	-	162,744	-
Total assets	1,556,096	332,684	72,030	628,021	523,361

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2024	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	68,738	-	80	-	68,658
Securities (5)	617,217	233,907	55,630	24,824	302,856
Loans	652,750	69,615	1,804	427,863	153,468
Other assets
Derivative instruments	47,253	-	-	47,253	-
Customers’ liability under acceptances	359	-	-	359	-
Premises and equipment	6,249	-	-	6,249	-
Goodwill	16,774	-	-	16,774	-
Intangible assets	4,925	-	-	4,925	-
Current tax assets	2,219	-	-	2,219	-
Deferred tax assets	3,024	-	-	3,024	-
Receivable from brokers, dealers and clients	31,916	-	-	31,916	-
Other	42,387	10,314	-	32,073	-
Total other assets	155,106	10,314	-	144,792	-
Total assets	1,493,811	313,836	57,514	597,479	524,982

(1)	Gross assets includes on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $25.9 billion as at January 31, 2025, and include securities held at BMO’s insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Net Unencumbered Liquid Assets by Legal Entity

TABLE 33
(Canadian $ in millions)	As at January 31, 2025	As at October 31, 2024
BMO (parent)	239,323	240,796
BMO Bank N.A.	132,135	128,521
Broker dealers	23,576	27,021
Total net unencumbered liquid assets by legal entity	395,034	396,338

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $722.7 billion as at January 31, 2025, increasing from $711.7 billion as at October 31, 2024, primarily driven by the impact of the stronger U.S. dollar.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $263.4 billion as at January 31, 2025, with $70.1 billion sourced as secured funding and $193.2 billion sourced as unsecured funding. Wholesale funding outstanding increased from $259.0 billion as at October 31, 2024, primarily due to the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $395.0 billion as at January 31, 2025, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

BMO Financial Group First Quarter Report 2025 35

Wholesale Funding Maturities (1)

TABLE 34

	As at January 31, 2025								As at October 31, 2024
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	2,166	1,230	824	667	4,887	-	-	4,887	5,599
Certificates of deposit and commercial paper	4,910	22,056	31,814	33,836	92,616	617	-	93,233	90,349
Bearer deposit notes	883	1,432	423	582	3,320	-	-	3,320	4,638
Asset-backed commercial paper (ABCP)	2,112	5,200	3,065	1,661	12,038	-	-	12,038	9,612
Senior unsecured medium-term notes	1,500	1,618	7,379	6,527	17,024	12,695	37,219	66,938	67,913
Senior unsecured structured notes (2)	282	78	162	344	866	683	14,755	16,304	14,621
Secured funding
Mortgage and HELOC securitizations	-	909	1,320	943	3,172	2,549	13,419	19,140	18,187
Covered bonds	-	-	3,629	2,794	6,423	14,249	6,485	27,157	26,969
Other asset-backed securitizations (3)	-	-	-	845	845	1,467	4,627	6,939	7,116
Federal Home Loan Bank advances	-	-	-	1,524	1,524	1,887	1,452	4,863	5,633
Subordinated debt	-	-	-	25	25	-	8,528	8,553	8,403
Total	11,853	32,523	48,616	49,748	142,740	34,147	86,485	263,372	259,040
Of which:
Secured	2,112	6,109	8,014	7,767	24,002	20,152	25,983	70,137	67,517
Unsecured	9,741	26,414	40,602	41,981	118,738	13,995	60,502	193,235	191,523
Total (4)	11,853	32,523	48,616	49,748	142,740	34,147	86,485	263,372	259,040

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions which are disclosed in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Includes structured notes issued to institutional investors and exchange-traded notes.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding comprised Canadian-dollar-denominated funding totalling $52.3 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $211.1 billion as at January 31, 2025.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.

Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2024 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues.

TABLE 35

As at January 31, 2025
Rating agency (1)	Short-term debt	Senior debt (2)	Long-term deposits / Legacy senior debt (3)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)

Credit ratings are not recommendations to purchase, hold or sell a financial obligation and do not address the market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

(2)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(3)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at January 31, 2025, we would be required to provide additional collateral to counterparties totalling $221 million, $532 million and $1,076 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.

36 BMO Financial Group First Quarter Report 2025

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with OSFI’s LAR Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended January 31, 2025 was 128%, equivalent to a surplus of $56.3 billion above the regulatory minimum. The LCR decreased 4% from 132% in the prior quarter, as higher HQLA was more than offset by an increase in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

TABLE 36
	For the quarter ended January 31, 2025
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	259.5

Cash Outflows

Retail deposits and deposits from small business customers, of which:	311.0	22.3
Stable deposits	143.0	4.3
Less stable deposits	168.0	18.0
Unsecured wholesale funding, of which:	329.6	145.5
Operational deposits (all counterparties) and deposits in networks of cooperative banks	161.2	39.9
Non-operational deposits (all counterparties)	147.4	84.6
Unsecured debt	21.0	21.0
Secured wholesale funding	*	24.2
Additional requirements, of which:	257.8	54.0
Outflows related to derivatives exposures and other collateral requirements	36.6	8.9
Outflows related to loss of funding on debt products	2.6	2.6
Credit and liquidity facilities	218.6	42.5
Other contractual funding obligations	0.6	-
Other contingent funding obligations	561.8	12.5
Total cash outflows	-	258.5

Cash Inflows

Secured lending (e.g., reverse repos)	164.1	24.9
Inflows from fully performing exposures	18.6	10.3
Other cash inflows	20.1	20.1
Total cash inflows	202.8	55.3

For the quarter ended January 31, 2025		Total adjusted value (4)
Total HQLA		259.5
Total net cash outflows		203.2
Liquidity Coverage Ratio (%) (2)		128

For the quarter ended October 31, 2024		Total adjusted value (4)
Total HQLA		253.4
Total net cash outflows		192.4
Liquidity Coverage Ratio (%)		132

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the first quarter of 2025.
(3)	Weighted values are calculated after the application of the weights prescribed under OSFI’s LAR Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined by the LAR Guideline.

BMO Financial Group First Quarter Report 2025 37

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 116% as at January 31, 2025, equivalent to a surplus of $111.6 billion above the regulatory minimum. The NSFR decreased from 117% in the prior quarter, as higher available stable funding was more than offset by an increase in required stable funding.

TABLE 37
	For the quarter ended January 31, 2025
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	98.7	98.7
Regulatory capital	-	-	-	98.7	98.7
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	239.6	70.0	42.6	65.6	382.4
Stable deposits	121.1	27.6	17.4	14.4	172.2
Less stable deposits	118.5	42.4	25.2	51.2	210.2
Wholesale funding:	324.9	288.3	69.9	107.9	292.4
Operational deposits	150.4	-	-	-	75.2
Other wholesale funding	174.5	288.3	69.9	107.9	217.2
Liabilities with matching interdependent assets	-	1.3	0.9	14.8	-
Other liabilities:	3.2	*	*	89.3	26.8
NSFR derivative liabilities	*	*	*	6.8	*
All other liabilities and equity not included in the above categories	3.2	54.9	1.5	26.1	26.8
Total ASF	*	*	*	*	800.3

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	17.5
Deposits held at other financial institutions for operational purposes	-	0.1	-	-	0.1
Performing loans and securities:	202.7	214.0	76.3	363.1	540.6
Performing loans to financial institutions secured by Level 1 HQLA	-	97.5	2.9	-	3.4
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	35.0	57.6	9.5	19.5	65.8
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	122.5	41.1	43.2	173.6	291.4
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.5	14.8	20.4	141.0	126.7
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.5	14.8	20.4	141.0	126.7
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	31.7	3.0	0.3	29.0	53.3
Assets with matching interdependent liabilities	-	1.3	0.9	14.8	-
Other assets:	53.7	*	*	117.4	107.9
Physical traded commodities, including gold	13.8	*	*	*	11.7
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	17.9	15.2
NSFR derivative assets	*	*	*	3.9	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	19.2	1.0
All other assets not included in the above categories	39.9	45.4	0.4	30.6	80.0
Off-balance sheet items	*	*	*	642.7	22.6
Total RSF	*	*	*	*	688.7
Net Stable Funding Ratio (%)	*	*	*	*	116

For the quarter ended October 31, 2024					Weighted Value (2)
Total ASF					788.7
Total RSF					673.3
Net Stable Funding Ratio (%)					117

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

38 BMO Financial Group First Quarter Report 2025

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios incorporate assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may arise from both market volatility and credit rating downgrades, among other assumptions.

TABLE 38
									January 31, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and cash equivalents	74,130	-	-	-	-	-	-	-	2,330	76,460
Interest bearing deposits with banks	2,541	682	92	7	1	16	-	-	-	3,339
Securities	4,338	7,575	9,436	9,775	6,603	39,491	81,739	182,910	69,201	411,068
Securities borrowed or purchased under resale agreements	87,165	15,365	5,284	1,829	989	-	-	-	-	110,632
Loans (1)
Residential mortgages	1,770	3,971	6,678	8,942	10,661	50,332	76,216	35,563	160	194,293
Consumer instalment and other personal	500	1,072	1,714	2,598	2,867	14,602	23,394	19,491	26,818	93,056
Credit cards	-	-	-	-	-	-	-	-	13,520	13,520
Business and government	10,219	15,449	20,162	18,048	17,399	59,588	109,202	36,104	106,466	392,637
Allowance for credit losses	-	-	-	-	-	-	-	-	(4,792)	(4,792)
Total loans, net of allowance	12,489	20,492	28,554	29,588	30,927	124,522	208,812	91,158	142,172	688,714
Other assets
Derivative instruments	6,347	10,624	4,048	2,478	4,001	6,898	9,809	8,308	-	52,513
Customers’ liability under acceptances	521	-	-	-	-	-	-	-	-	521
Receivable from brokers, dealers and clients	38,057	-	-	-	-	-	-	-	-	38,057
Other	3,863	763	1,195	33	11	18	13	8,090	72,803	86,789
Total other assets	48,788	11,387	5,243	2,511	4,012	6,916	9,822	16,398	72,803	177,880
Total assets	229,451	55,501	48,609	43,710	42,532	170,945	300,373	290,466	286,506	1,468,093

TABLE 39

									January 31, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)	38,309	64,577	87,567	53,592	58,632	56,687	80,938	28,712	527,818	996,832
Other liabilities
Derivative instruments	7,732	15,369	5,473	3,447	4,393	8,085	11,212	10,642	-	66,353
Acceptances	521	-	-	-	-	-	-	-	-	521
Securities sold but not yet purchased (4)	44,047	-	-	-	-	-	-	-	-	44,047
Securities lent or sold under repurchase agreements (4)	102,050	16,725	759	5	-	3,046	-	-	-	122,585
Securitization and structured entities’ liabilities	-	1,011	2,222	151	2,385	2,974	9,876	28,175	-	46,794
Insurance-related liabilities	81	92	19	18	32	86	206	737	18,270	19,541
Payable to brokers, dealers and clients	41,284	-	-	-	-	-	-	-	-	41,284
Other	11,724	746	910	1,686	1,310	2,906	2,619	2,828	9,253	33,982
Total other liabilities	207,439	33,943	9,383	5,307	8,120	17,097	23,913	42,382	27,523	375,107
Subordinated debt	-	-	-	-	-	25	25	8,504	-	8,554
Total equity	-	-	-	-	-	-	-	-	87,600	87,600
Total liabilities and equity	245,748	98,520	96,950	58,899	66,752	73,809	104,876	79,598	642,941	1,468,093

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $29,063 million as at January 31, 2025, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	These are presented based on their earliest maturity date.

TABLE 40
									January 31, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	1,900	6,905	17,069	13,373	13,033	51,646	134,511	7,315	-	245,752
Letters of credit (2)	2,746	4,431	7,255	5,267	6,917	2,157	4,041	35	-	32,849
Backstop liquidity facilities	-	308	2,158	1,539	881	10,883	1,645	849	-	18,263
Other commitments (3)	99	80	127	129	228	537	830	452	-	2,482

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

BMO Financial Group First Quarter Report 2025 39

TABLE 41
									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and cash equivalents	62,827	-	-	-	-	-	-	-	2,271	65,098
Interest bearing deposits with banks	2,513	628	481	18	-	-	-	-	-	3,640
Securities	6,787	14,011	7,840	6,707	9,720	21,264	84,775	172,886	72,890	396,880
Securities borrowed or purchased under resale agreements	85,185	16,803	5,701	2,330	888	-	-	-	-	110,907
Loans (1)
Residential mortgages	1,683	3,284	6,413	6,653	9,252	52,489	77,867	33,227	212	191,080
Consumer instalment and other personal	581	974	1,703	1,827	2,671	14,815	24,595	18,830	26,691	92,687
Credit cards	-	-	-	-	-	-	-	-	13,612	13,612
Business and government	8,647	14,418	16,461	19,448	21,828	63,613	105,740	32,444	102,394	384,993
Allowance for credit losses	-	-	-	-	-	-	-	-	(4,356)	(4,356)
Total loans, net of allowance	10,911	18,676	24,577	27,928	33,751	130,917	208,202	84,501	138,553	678,016
Other assets
Derivative instruments	5,573	7,996	7,211	2,482	1,660	6,365	8,374	7,592	-	47,253
Customers’ liability under acceptances	359	-	-	-	-	-	-	-	-	359
Receivable from brokers, dealers and clients	31,916	-	-	-	-	-	-	-	-	31,916
Other	3,847	1,012	948	31	14	13	13	7,717	61,983	75,578
Total other assets	41,695	9,008	8,159	2,513	1,674	6,378	8,387	15,309	61,983	155,106
Total assets	209,918	59,126	46,758	39,496	46,033	158,559	301,364	272,696	275,697	1,409,647

TABLE 42

									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity

Deposits (2) (3)	47,637	74,759	69,479	68,110	48,835	51,789	87,297	25,602	508,932	982,440
Other liabilities
Derivative instruments	6,769	10,541	10,828	3,311	2,160	6,470	9,112	9,112	-	58,303
Acceptances	359	-	-	-	-	-	-	-	-	359
Securities sold but not yet purchased (4)	35,030	-	-	-	-	-	-	-	-	35,030
Securities lent or sold under repurchase agreements (4)	99,364	7,777	721	106	1,016	1,807	-	-	-	110,791
Securitization and structured entities’ liabilities	44	981	1,072	2,183	152	4,353	9,913	21,466	-	40,164
Insurance-related liabilities	93	89	18	18	30	83	195	701	17,543	18,770
Payable to brokers, dealers and clients	34,407	-	-	-	-	-	-	-	-	34,407
Other	12,409	2,968	805	144	1,611	2,492	4,058	2,799	9,434	36,720
Total other liabilities	188,475	22,356	13,444	5,762	4,969	15,205	23,278	34,078	26,977	334,544
Subordinated debt	-	-	-	-	-	25	25	8,327	-	8,377
Total equity	-	-	-	-	-	-	-	-	84,286	84,286
Total liabilities and equity	236,112	97,115	82,923	73,872	53,804	67,019	110,600	68,007	620,195	1,409,647

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $29,136 million as at October 31, 2024, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	These are presented based on their earliest maturity date.

TABLE 43
									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	3,720	5,220	10,229	16,052	16,284	47,054	130,664	7,048	-	236,271
Letters of credit (2)	2,109	5,235	6,113	6,761	6,163	2,310	3,689	36	-	32,416
Backstop liquidity facilities	283	213	213	3,408	1,132	3,047	9,110	818	-	18,224
Other commitments (3)	30	78	94	87	187	399	486	98	-	1,459

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Caution

This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

40 BMO Financial Group First Quarter Report 2025

Glossary of Financial Terms

Adjusted Earnings and Measures are non-GAAP and exclude certain specified items from revenue, non-interest expense, provision for credit losses and income taxes that may not be reflective of ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the Non-GAAP and Other Financial Measures section.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Allowance for Credit Losses on Impaired Loans Ratio is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over the period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer’s bank for a fee and can be traded in the money market.

Basis Point is one one-hundredth of a percentage point.

Book Value per Share represents common shareholders’ equity divided by the number of common shares at the end of a period.

Collateral is assets pledged as security to secure loans or other obligations.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates, and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services provided.

Credit Valuation Adjustment (CVA) represents fair value adjustments to capture counterparty credit risk in our derivative valuations.

Derivatives are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.

Dividend Yield is calculated as dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Effective Tax Rate is a percentage calculated as provision for income taxes divided by income before provision for income taxes.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups).

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Gross Impaired Loans and Acceptances (GIL) Ratio is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

High-Quality Liquid Assets (HQLA) are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Insurance Investment Results represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.

Insurance Service Results represent insurance revenue, insurance service expenses and reinsurance results.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Liquidity and Funding Risk is the potential risk that we are unable to meet our financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario, in accordance with guidelines issued by OSFI.

BMO Financial Group First Quarter Report 2025 41

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Mark-to-Market represents the valuation of financial instruments at fair value as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (CAR) Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments comprises a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between the growth rates of revenue and non-interest expense.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity.

Risk-Weighted Assets (RWA) are on- and off-balance sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares, limited recourse capital notes and other qualifying capital instruments issued by a subsidiary to third parties.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital comprises Tier 1 and Tier 2 Capital.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.

Total Loss Absorbing Capacity (TLAC) Ratio is calculated as TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio is calculated as TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading-Related Revenue comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

42 BMO Financial Group First Quarter Report 2025

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2024 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 25, 2025, at 8:15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until March 25, 2025, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9180754#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 9th Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2024 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2024 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2025

The next Annual Meeting of Shareholders will be held on Friday, April 11, 2025.

® Registered trademark of Bank of Montreal

64 BMO Financial Group First Quarter Report 2025